PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 20, 1998)

-------------------------------------------------------------------------------
                                150,000 Shares

                                CRIIMI MAE INC.
                           Series C Preferred Stock
-------------------------------------------------------------------------------

CRIIMI MAE Inc. ("CRIIMI MAE" or the "Company") is a full service commercial mortgage company structured as a self-administered real estate investment trust ("REIT"). CRIIMI MAE is offering hereby 150,000 shares of its Series C Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Shares"). The offering price per Series C Preferred Share is $100.00.

                       [LOGO OF CRIIMI MAE APPEARS HERE]


Subject to certain restrictions, the Series C Preferred Shares are convertible into shares of CRIIMI MAE's common stock, par value $.01 per share (the "Common Shares"). CRIIMI MAE's Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "CMM." The reported last sale price of the Common Shares as reported on the NYSE on February 19, 1998 was $15.625 per share.

SEE "RISK FACTORS" ON PAGES S-7 TO S-12 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SERIES C PREFERRED SHARES OFFERED HEREBY.

-------------------------------------------------------------------------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS SUPPLEMENT OR THE
   PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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-------------------------------------------------------------------------------

                                                      Underwriting
                                          Price to   Discounts and  Proceeds to
                                           Public    Commissions(2) Company(1)
-------------------------------------------------------------------------------
Per Series C Preferred Share, $0.01 par
 value................................     $100.00      $   (2)       $100.00
-------------------------------------------------------------------------------
Total.................................   $15,000,000    $   (2)     $15,000,000

-------------------------------------------------------------------------------
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(1) Before deducting expenses payable by the Company estimated to be $20,000.
    Additionally, does not include a total of $486,000 to acquire and exercise an option pursuant to which all of such shares are being sold.
(2) Not applicable.

-------------------------------------------------------------------------------

All of the Series C Preferred Shares offered hereby are being sold directly by CRIIMI MAE to an institutional investor upon the exercise of a put option that CRIIMI MAE acquired from such institutional investor on March 19, 1997. In connection with this offering, CRIIMI MAE will pay $486,000 to exercise such put option. CRIIMI MAE has not made any underwriting arrangements with respect to the Series C Preferred Shares.

                               ----------------

          The date of this Prospectus Supplement is February 20, 1998

                                    SUMMARY

  The following information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto appearing elsewhere in this Prospectus Supplement or incorporated herein by reference. Unless the context otherwise requires, references herein to CRIIMI MAE or the Company include CRIIMI MAE and each of its subsidiaries.

                                  THE COMPANY

  CRIIMI MAE is a fully integrated commercial mortgage company and is one of the largest publicly traded real estate investment trusts ("REITs") focused primarily on the commercial mortgage backed securities ("CMBS") market. CRIIMI MAE's primary activities include (i) acquiring non-investment grade subordinated securities backed by first mortgage loans on multifamily properties and other commercial real estate ("Subordinated CMBS") and (ii) originating, servicing and securitizing commercial mortgage loans and CMBS. CRIIMI MAE believes that its focus on acquiring Subordinated CMBS, together with its expertise in underwriting, servicing and originating commercial mortgage loans, has enabled the Company to take advantage of the rapid growth in the securitization of debt backed by commercial mortgage loans. William B. Dockser, the Company's Chairman of the Board, and H. William Willoughby, the Company's President, have led CRIIMI MAE since its formation in 1989. The Company, which is structured as a self-administered REIT, currently has over 150 employees, and the eight members of the Company's senior management average over 20 years of experience in a wide range of real estate activities. During the year ended December 31, 1997, the Company purchased CMBS with an aggregate face amount of approximately $802 million for an aggregate purchase price of approximately $554 million. As of December 31, 1997, CRIIMI MAE's approximately $1.9 billion portfolio of assets included approximately $1.1 billion of CMBS and approximately $605 million of interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States ("Government Insured Mortgage Assets").

  When acquiring CMBS, CRIIMI MAE focuses on classes of CMBS that are rated below investment grade by one or more rating agencies (i.e., equivalent to CMBS rated BB or lower by Standard and Poor's Rating Services ("Standard and Poor's")), including the most subordinate class of a CMBS issuance which typically is not rated. CRIIMI MAE generally acquires Subordinated CMBS in privately negotiated transactions, which allows CRIIMI MAE to perform due diligence on the mortgage loans underlying the CMBS as well as the underlying real estate prior to consummating the purchase, thus mitigating certain risks associated with purchasing Subordinated CMBS. See "CRIIMI MAE--Subordinated CMBS Acquisitions."

  The Company also originates commercial mortgage loans which it intends to securitize by issuing CMBS backed by pools of such loans. In connection with any such securitization, CRIIMI MAE expects to retain the economic interests in the subordinated classes ("tranches") of the CMBS plus an interest only class and place senior CMBS tranches with third party investors. CRIIMI MAE believes that this strategy is a significant advantage in negotiating new loans because it enables CRIIMI MAE to offer loans which do not prohibit borrowers from prepaying their loans. CRIIMI MAE's origination activities generate additional income for the Company in the form of origination fees, increase the size of the Company's servicing portfolio and, upon a successfully completed securitization, increase the Company's portfolio of mortgage assets. The Company has four origination offices located in Rockville, Maryland, Memphis, Tennessee, Boston, Massachusetts and San Francisco, California. During the year ended December 31, 1997, CRIIMI MAE originated over $206 million of loans under its "no lock" program which the Company expects to include in its securitization scheduled for mid-1998. See "CRIIMI MAE--Loan Origination Activities."

  CRIIMI MAE performs various servicing functions for approximately $16.4 billion of commercial mortgage loans as of December 31, 1997, including acting as master servicer for approximately $2.2 billion of such loans, and is authorized to act as special servicer for the loans underlying the Company's CMBS. In its role as special servicer, CRIIMI MAE is responsible for working out or foreclosing on defaulted mortgage loans backing its Subordinated CMBS and the other classes of CMBS. CRIIMI MAE's servicing operations permit the Company to actively monitor and manage the performance of its mortgage assets and provide CRIIMI MAE with additional income. CRIIMI MAE believes that its loan servicing capabilities, particularly its ability to act as master servicer in connection with its commercial loan securitizations, enhance its ability to compete against other originators of commercial mortgage loans. See "CRIIMI MAE--Mortgage Loan Servicing Operations."

                               BUSINESS STRATEGY

  CRIIMI MAE believes that its position as a leading purchaser of Subordinated CMBS, combined with its commercial loan servicing and origination capabilities and its access to the capital markets, provides the Company with a competitive advantage to capitalize on current opportunities existing in the CMBS market, particularly with respect to the acquisition of Subordinated CMBS. Significant elements of CRIIMI MAE's current business strategy are summarized below:

 . INCREASE ITS PORTFOLIO OF SUBORDINATED CMBS. CRIIMI MAE intends to acquire additional Subordinated CMBS, which the Company believes is and will continue to be an attractive real estate investment opportunity for the Company. The Company believes that its loan origination, servicing and underwriting capabilities are competitive advantages as the Company competes against other investors for the acquisition of Subordinated CMBS. See "CRIIMI MAE-- Subordinated CMBS Acquisitions".

 . ORIGINATE AND SECURITIZE COMMERCIAL MORTGAGE LOANS. The Company intends to originate commercial loans for securitization. In connection with any such securitization, CRIIMI MAE anticipates (i) retaining the economic interests in the non-investment grade subordinated tranches and an interest only class of the resulting CMBS issuance, (ii) placing the senior tranches with other investors and (iii) retaining the master and special servicing rights with respect to the mortgage loans backing such CMBS. CRIIMI MAE expects to complete its first securitization of originated commercial loans during the first half of 1998. See "CRIIMI MAE--Loan Origination Activities".

 . EXPAND THE COMPANY'S SERVICING PORTFOLIO. The Company intends to increase its servicing portfolio primarily by acquiring servicing rights in connection with purchases of Subordinated CMBS and by originating mortgage loans under its loan origination program. In addition, CRIIMI MAE intends to continue to build on its status as a rating agency approved master servicer to increase its servicing activities and servicing income. See "CRIIMI MAE--Mortgage Loan Servicing Operations".

 . RESECURITIZE SUBORDINATED CMBS. The Company plans to resecuritize
  Subordinated CMBS acquired by the Company approximately every 18 to 24 months. By resecuritizing a substantial portion of the Subordinated CMBS in its portfolio, CRIIMI MAE believes it will better match the maturities of its liabilities and assets as such resecuritization transactions allow the Company to refinance a significant portion of short term, floating rate debt with long term fixed rate debt that is non-recourse to the Company. During the first half of 1998, CRIIMI MAE intends to resecuritize a significant portion of its Subordinated CMBS. See "CRIIMI MAE--Financing Strategy".

                              RECENT DEVELOPMENTS

  On October 6, 1997, CRIIMI MAE issued and sold 1,236,000 shares of the Company's Common Stock to four institutional investors in negotiated transactions. Net proceeds to the Company of approximately $19.9 million were used to temporarily pay down repurchase agreement financing pending the purchase of additional Subordinated CMBS.

  During the fourth quarter of 1997, the Company purchased Subordinated CMBS with an aggregate face amount of approximately $461 million for an aggregate purchase price of approximately $343 million, and increased its servicing portfolio by approximately $5.2 billion.

  During the year ended December 31, 1997, CRIIMI MAE originated over $206 million of loans under its "no lock" program, which the Company expects to include in its securitization scheduled for mid-1998.

  On November 21, 1997, CRIIMI MAE issued and sold $100 million aggregate principal amount of senior unsecured notes ("Senior Notes"). The Senior Notes have a term of five years, are non-callable, and pay a semi-annual coupon of 9.125%. Net proceeds to the Company of approximately $97.3 million were used to acquire Subordinated CMBS, originate multifamily and commercial loans and repay working capital lines.

  On January 22, 1998 and January 28, 1998, CRIIMI MAE issued and sold a total of 2,389,000 shares of the Company's Common Stock. Net proceeds to the Company of approximately $34.0 million were used to repay certain outstanding borrowings under the Company's working line of credit, purchase subordinated CMBS and/or fund loan originations.

                                  RISK FACTORS

  Investors should consider the material risk factors involved in connection with an investment in the Series C Preferred Stock and the impact to investors from various events which could adversely affect the Company's business. See "Risk Factors."

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company as of and for each of the years in the five year period ended December 31, 1996 have been derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial data of the Company as of and for the nine months ended September 30, 1997 and 1996 have been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of management of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. Data for the nine months ended September 30, 1997 does not purport to be indicative of the results to be expected for the fiscal year ending December 31, 1997. The following selected financial data should be read in conjunction with, and is qualified by reference to, the Company's financial statements and the related notes thereto which are incorporated by reference herein.

                          NINE MONTHS ENDED
                            SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                          -----------------   --------------------------------------------
                            1997      1996      1996     1995     1994     1993     1992
                          --------  --------  --------  -------  -------  -------  -------
                             (UNAUDITED)
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Income:
 Mortgage income........  $ 37,081  $ 43,099  $ 56,912  $66,115  $67,043  $50,270  $45,931
 Income from
  Subordinated CMBS.....    54,694    27,913    41,713   11,105      976      --       --
 Equity in earnings from
  investments...........     2,718     2,410     4,685    2,704    2,310    2,534    2,561
 Other income...........     1,761     2,268     2,645    2,144    1,113    3,646    2,210
                          --------  --------  --------  -------  -------  -------  -------
 Total income...........    96,254    75,690   105,955   82,068   71,442   56,450   50,702
                          --------  --------  --------  -------  -------  -------  -------
Expenses:
 Interest expense.......    54,723    46,611    63,079   49,853   39,245   28,008   24,392
 Other operating
  expenses (including
  fees to related
  party)................     7,674     5,780     7,791    7,190    8,040    7,354    5,743
 Amortization of assets
  acquired in merger....     2,158     2,163     2,882    1,435      --       --       --
 Adjustment to hedges
  for valuation and
  sales(1)..............        28        34       179    2,393      --       --       --
 Termination of interest
  rate swap.............       --        --        --       --       --     4,890      --
 Provision for
  settlement of
  litigation............       --        --        --      (656)    (557)   1,500      --
                          --------  --------  --------  -------  -------  -------  -------
 Total expenses.........    64,583    54,588    73,931   60,215   46,728   41,752   30,135
                          --------  --------  --------  -------  -------  -------  -------
Operating income........    31,671    21,102    32,024   21,853   24,714   14,698   20,567
Net gains from mortgage
 dispositions...........    17,143     9,268     9,601    1,502   12,999    7,358    5,733
Gain on sale of shares
 of subsidiary..........       --        --        --       --       --     3,281      --
Loss on investment in
 limited partnership....       --        --        --       --       --       --      (732)
Minority interests......    (7,885)   (5,922)   (6,386)  (4,821) (11,703)  (9,580)  (9,527)
                          --------  --------  --------  -------  -------  -------  -------
Net income..............    40,929    24,448    35,239   18,534   26,010   15,757   16,041
Preferred dividends.....    (4,784)   (1,728)   (3,526)     --       --       --       --
                          --------  --------  --------  -------  -------  -------  -------
Net income available to
 common shareholders....   $36,145   $22,720  $ 31,713  $18,534  $26,010  $15,757  $16,041
                          ========  ========  ========  =======  =======  =======  =======
Earnings per share:
 primary................  $   0.98  $   0.74  $   1.03  $  0.65  $  1.07  $  0.78  $  0.79
Weighted average common
 shares outstanding.....    37,041    30,605    30,854   28,414   24,249   20,184   20,184

                                                        (Continued on next page)

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                          --------------------- ------------------------------------------------
                             1997       1996       1996       1995      1994     1993     1992
                          ---------- ---------- ---------- ---------- -------- -------- --------
                               (UNAUDITED)
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Mortgage Assets:
 Mortgages at fair value
  and mortgage security
  collateral, at
  amortized cost........  $  610,986 $  697,479 $  691,110 $  807,113 $857,589 $741,591 $472,963
 Subordinated CMBS......     774,462    335,960    564,335    278,401   38,858      --       --
 Other Assets...........     134,406    117,364    111,800    117,789   58,603   67,110   53,704
                          ---------- ---------- ---------- ---------- -------- -------- --------
 Total Assets...........   1,519,854  1,150,803  1,367,245  1,203,303  955,050  808,701  526,667
Debt and Other
 Liabilities:
 Secured Debt:
 Securitized Mortgage
  Obligations (2).......     708,368    605,476    732,222    645,261      --       --       --
 Repurchase Agreements-
  Subordinated CMBS.....     365,569    162,590    241,138    187,947   24,892      --       --
 Other..................       3,900      9,548      8,898     21,228  602,356  479,045  247,969
                          ---------- ---------- ---------- ---------- -------- -------- --------
  Total Secured Debt....   1,077,837    777,614    982,258    854,436  627,248  479,045  247,969
 Unsecured Debt.........         --         --         --         --       --       --       --
 Other Liabilities......      12,510      9,487     11,798     10,929    8,143    5,967    1,193
                          ---------- ---------- ---------- ---------- -------- -------- --------
  Total Debt and Other
   Liabilities..........   1,090,347    787,101    994,056    865,365  635,391  485,012  249,162
Minority Interest.......       2,944     25,959     26,518     52,234   69,617  108,400   84,396
Shareholders' Equity
 (3)....................  $  426,563 $  337,743 $  346,671 $  285,704 $250,042 $215,289 $193,109

--------
(1) In connection with the 1995 refinancing of a significant portion of CRIIMI MAE's short term, floating rate debt with long term, fixed rate debt, two interest rate caps with an aggregate notional amount of $100 million were sold during 1995, resulting in a loss, certain caps were adjusted to fair value, and a portion of the deferred financing fees were written off.
(2) Securitized Mortgage Obligations represent fixed rate debt with matched principal amortization and maturity to a corresponding amount of assets. However, total collateral for such fixed rate debt is approximately $929.1 million, $625.6 million, $954.4 million and $674.3 million as of September 30, 1997 and 1996 and December 31, 1996, and 1995 respectively. See "CRIIMI MAE--Financing Strategy--Repurchase Agreement and Match Funding Financing."
(3) Includes net unrealized gains on CRIIMI MAE's share of CRI Liquidating REIT, Inc.'s ("CRI Liquidating") mortgage assets (net of minority interests) of approximately $0 and $8.5 million as of September 30, 1997 and 1996, respectively, and $8.6 million in 1996, $15.8 million in 1995 and $10.3 million in 1994 and net unrealized gains/losses on CRIIMI MAE's mortgage assets and investment in interest-only strips, of approximately $196,000 and $(12,000) as of September 30, 1997 and 1996, respectively, and approximately $270,000 in 1996 and $300,000 in 1995 due to the implementation of SFAS No. 115.

                                 RISK FACTORS

  Before investing in the Series C Preferred Shares offered hereby, prospective investors should give special consideration to the information set forth below, in addition to the information set forth elsewhere in this Prospectus Supplement and in the accompanying Prospectus.

  Certain statements included or incorporated by reference herein and in the accompanying Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to a number of risks and uncertainties. Any such forward-looking statements contained or incorporated by reference herein or in the accompanying Prospectus should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "are expected to," "will," "will allow," "will continue," "will likely result," "should," "would be," "seeks," "approximately," "intends," "plans," "projects," "pro forma," "estimates" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included or incorporated by reference herein or in the accompanying Prospectus with respect to projected or future results of operations, financial condition, financial performance or other financial or statistical matters constitute such forward-looking statements. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. In that regard, the following factors, among others and in addition to the matters discussed below under "Risk Factors" and elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated by reference herein or therein, could cause actual results and other matters to differ materially from those in such forward-looking statements: changes in interest rates; changes in the availability of Subordinated CMBS for acquisition, the purchase price for such assets and the extent of defaults and unrecoverable losses on the mortgage loans underlying such Subordinated CMBS; changes in conditions in the capital markets, including the availability of and terms of debt financing; and changes in regional and national business and economic conditions, including, without limitation, conditions affecting the market for commercial real estate and inflation. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition or as to any other matters covered by any such forward-looking statements, and the Company wishes to caution prospective investors not to rely on any such forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements, which speak only as of the date made.

  RISKS OF OWNING SUBORDINATED CMBS. The Subordinated CMBS tranches owned by CRIIMI MAE provide credit support to the more senior tranches of the related commercial securitization. Principal from the underlying mortgage loans generally is allocated first to the senior tranches, with the most senior tranche having a priority right to the cash flow from the mortgage loans until its payment requirements are satisfied. Any remaining principal is allocated generally among the other tranches in order of their relative seniority. In the absence of defaults or interest shortfalls, all tranches receive interest. To the extent there are defaults and unrecoverable losses on the underlying mortgage loans, resulting in reduced cash flows, the most subordinate tranche will be the first to bear this loss. To the extent there are losses in excess of the most subordinate tranche's stated right to principal and interest, then the remaining tranches will bear such losses in order of their relative subordination. CRIIMI MAE owns the most subordinate tranches and therefore will be first to bear any such losses.

  CRIIMI MAE's estimated returns on its Subordinated CMBS are based upon a number of assumptions that are subject to certain business and economic uncertainties and contingencies. Examples of these include the prevailing interest rates on the floating rate debt used to finance a portion of the Subordinated CMBS, interest payment shortfalls due to delinquencies on the underlying mortgage loans, the ability to renew repurchase agreements and the terms of any such renewed agreements and the availability of alternative financing. Further examples include the timing and magnitude of credit losses on the mortgage loans underlying the Subordinated CMBS that are a result of, among other things, the general condition of the real estate market (including competition for tenants and their related credit quality), the effect of the rate of loan prepayments on the value of interest only strips and changes in market rental rates.

  In addition, CRIIMI MAE's ability to achieve its stated goal to increase recurring earnings through the acquisition of additional Subordinated CMBS is subject to a number of assumptions that are currently subject to certain business and economic uncertainties and contingencies, including, without limitation, continued availability of a sufficient volume of Subordinated CMBS, the availability of financing, higher purchase prices for Subordinated CMBS and increased competition among purchasers of Subordinated CMBS. To the extent the Company sustains losses relating to its Subordinated CMBS or is unable to purchase sufficient levels of Subordinated CMBS to meet its business objectives, the Company's financial results may be adversely affected. See "The Portfolio--Subordinated CMBS."

  IMPACT OF CHANGES IN INTEREST RATES. Fluctuations in interest rates will affect the value of CRIIMI MAE's mortgage assets and could affect its financial results through increased cost of funds on CRIIMI MAE's floating rate debt. However, as of December 31, 1997, approximately 86% of CRIIMI MAE's outstanding floating rate debt was hedged with interest rate cap agreements that have a weighted average strike price of approximately 6.6%, which partially limit the impact of rising interest rates on the Company's remaining floating rate debt. When CRIIMI MAE's interest rate cap agreements expire, it may have interest rate risk to the extent interest rates increase on any floating rate borrowings unless the interest rate cap agreements are replaced or other steps are taken to mitigate this risk. It is CRIIMI MAE's policy to hedge at least 75% of its floating rate debt, although there can be no assurance that it will be able to do so. As of December 31, 1997, the weighted average remaining term for CRIIMI MAE's interest rate cap agreements was approximately 1.9 years.

  Changes in interest rates can have a variety of effects on CRIIMI MAE's other lines of business. In particular, changes in interest rates may affect the volume of loan originations and acquisitions and the value of the Company's servicing portfolio. Such changes may also affect the Company's ability to raise capital on acceptable terms, which may affect the Company's ability to purchase additional Subordinated CMBS. During periods of declining interest rates, the Company may experience an increase in loan originations because of increased commercial real estate activity and, in particular, refinancing activity. Increases in interest rates may adversely affect refinancing activity, which could adversely affect the Company's origination activities. Any adverse effect on the amount of loans originated will adversely affect the Company's ability to securitize such loans through CMBS issuances.

  In addition, the value of the Company's servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. In periods of declining interest rates, the economic advantages to borrowers of refinancing mortgage loans increase, and increases in the rate of mortgage loan prepayments reduce the period during which CRIIMI MAE receives servicing income from such loans. Interest rate changes can also adversely affect the Company's ability to sell servicing rights to a third party as well as the proceeds received from such sales.

  SUBSTANTIAL LEVERAGE. CRIIMI MAE has significant debt service obligations. As of December 31, 1997, the Company and its subsidiaries had total indebtedness of approximately $1.4 billion, of which approximately
$1.3 billion was secured indebtedness of the Company and its subsidiaries. Of the total secured indebtedness of the Company and its subsidiaries, approximately $699.8 million was non-recourse indebtedness of the Company's subsidiaries. See "Capitalization."

  CRIIMI MAE may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. CRIIMI MAE's ability to incur additional debt depends upon, among other things, the amount of its unencumbered assets, which is linked to prevailing interest rates, and changes in the credit quality of encumbered assets underlying existing debt. In certain circumstances, including among other things, increases in interest rates, changes in market spreads, or decreases in credit quality of underlying assets, CRIIMI MAE would be required to provide additional collateral in connection with its short term, floating rate debt arrangements. From time to time, the Company has been required to fund such additional collateral needs. In each instance and currently, the Company has had adequate unencumbered assets to meet its operating, investing and financing requirements, and management continually monitors the levels of unencumbered assets. However, no assurance can be made that such levels of unencumbered assets will continue to be available.

  ABILITY TO SERVICE DEBT. CRIIMI MAE's ability to satisfy its interest payment obligations under its indebtedness will depend largely on its future performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control, including levels of interest rates.

  The Company's ability to achieve its strategic objectives depends not only on its ability to borrow money in sufficient amounts and on favorable terms but also on its ability to renew or replace on a continuous basis its maturing short term borrowings. CRIIMI MAE's business strategy relies in part on short term borrowings to fund acquisitions of long term mortgage assets, including Subordinated CMBS. If CRIIMI MAE is unable to fund additional collateral needs as discussed above, or renew or replace maturing borrowings, the Company could be required to sell, under adverse market conditions, a portion of its mortgage assets, and could incur losses as a result. Furthermore, a limited secondary market for Subordinated CMBS currently exists and there can be no assurance that one will fully develop, thereby limiting the Company's ability to dispose of its Subordinated CMBS in such situations. Also, if CRIIMI MAE is unable to complete additional resecuritizations or other refinancings of its Subordinated CMBS, CRIIMI MAE would be required to rely more heavily on short term borrowings, such as repurchase agreements or other sources of financing. There can be no assurance, however, that such financing would be available on terms acceptable to the Company, if at all.

  NEED FOR ADDITIONAL FINANCING. The Company's ability to execute its business strategy, including the acquisition of additional Subordinated CMBS and the expansion of its servicing portfolio, loan origination and securitization program, depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. The Company's ability to repay its outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.

  MANAGEMENT OF GROWTH. Key elements of CRIIMI MAE's business strategy include an expansion of its commercial loan origination and servicing businesses and continued purchases of Subordinated CMBS. The rapid entry by the Company into these business lines and the growth in its portfolio of Subordinated CMBS have resulted, and will continue to result, in increased demands on the Company's personnel and systems. CRIIMI MAE's ability to support, manage and control continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for CRIIMI MAE to compete successfully in these areas. There can be no assurance that the Company will be able to successfully meet these challenges. In addition, the Company's business is substantially dependent upon certain key members of its senior management team. The loss of any such officer may have an adverse effect on the Company.

  Moreover, although the Company plans to devote substantial resources to the expansion of its loan origination program, there can be no assurance that the Company will succeed in expanding its loan originations or that the program will provide any of the benefits anticipated by the Company.

  CERTAIN COMMERCIAL LOAN ORIGINATION AND SERVICING RISKS. When borrowers are delinquent in making monthly payments on commercial mortgage loans serviced by the Company, the Company may be required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month. In the ordinary course of its business, the Company may be subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business.

  RISKS OF SECURITIZATION. A principal element of CRIIMI MAE's business strategy is its ability to securitize mortgage loans originated by the Company and to resecuritize Subordinated CMBS in order to match the maturities of its commercial mortgage assets with the liabilities secured by such assets. Adverse changes in the secondary market for CMBS or changes in the interest rate environment could impair CRIIMI MAE's ability to securitize its commercial mortgage assets, which may adversely affect the Company's business and operating results. Moreover, the Company's ability to securitize commercial mortgage assets or resecuritize Subordinated CMBS is dependent upon, among other things, the availability of sufficient assets for securitization. If the Company is unable to accumulate sufficient commercial mortgage assets or Subordinated CMBS, or if the Company is delayed in accumulating such assets, the Company's securitization strategy may be adversely affected.

  RISKS OF HEDGING TRANSACTIONS. CRIIMI MAE has in the past and may in the future enter into interest rate protection agreements used for hedging purposes. While intended to reduce the effects of volatility in interest rate movements, such transactions could cause CRIIMI MAE to recognize losses depending on the terms of the instrument and the interest rate movement. There can also be no assurance that the Company will be able to enter into hedging transactions on terms which are acceptable to the Company.

  COMPETITION. All of the business lines in which CRIIMI MAE operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than CRIIMI MAE to increase servicing and loan origination activities, to acquire Subordinated CMBS, to pursue new business opportunities or to survive periods of industry consolidation.

  Acquisitions of Subordinated CMBS are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the Subordinated CMBS at an economically unattractive price). In addition, the increasing competition in this business line and the tightening of interest rate spreads has caused the Company to experience decreasing profit margins in its Subordinated CMBS business in order to remain a competitive bidder for such assets.

  The Company also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and securitization business, access to and the cost of capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of whom have superior access to capital sources and can arrange or obtain lower cost capital for customers.

  FUTURE REVISIONS IN POLICIES AND STRATEGIES AT THE DISCRETION OF THE BOARD OF DIRECTORS. CRIIMI MAE's Board of Directors has established the Company's acquisition and operating policies and strategies. Any such policies or strategies may be modified or waived by the Board of Directors without stockholder consent.

  INVESTMENT COMPANY ACT RISK. The Company intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Under the Investment Company Act, a non-exempt entity that is an investment company is required to register with the Securities and Exchange Commission ("SEC") and is subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation by the staff of the SEC, to qualify for this exemption, CRIIMI MAE, among other things, must maintain at least 55% of its assets in Qualifying Interests. Pursuant to such SEC staff interpretations, CRIIMI MAE's Government Insured Mortgage Assets are Qualifying Interests, but such investments as of December 31, 1997 comprise only approximately 32% of the Company's assets. CMBS currently comprise approximately 58% of CRIIMI MAE's assets. The Company will acquire Subordinated CMBS only when such mortgage assets are collateralized by pools of first mortgage loans, when the Company can monitor the performance of the underlying mortgage loans through loan management and servicing rights, and when the Company has appropriate workout/foreclosure rights with respect to the underlying mortgage loans. When such arrangements exist, CRIIMI MAE believes that the related Subordinated CMBS constitute Qualifying Interests for purposes of the Investment Company Act. Therefore, CRIIMI MAE believes that it should not be required to register as an "investment company" under the Investment Company Act as long as it continues to invest primarily in such Subordinated CMBS and/or in other Qualifying Interests. However, if the SEC or its staff were to take a different position with respect to whether CRIIMI MAE's Subordinated CMBS constitute Qualifying Interests, the Company could be required to modify its business plan so that either (i) it would not be required to register as an investment company or (ii) it would comply with the Investment Company Act and be able to register as an investment company. In such event, (i) modification of the Company's business plan so that it would not be required to register as an investment company would likely entail a disposition of a significant portion of the Company's Subordinated CMBS or the acquisition of significant additional assets, such as Government Insured Mortgage Assets or mortgage loans, which are Qualifying Interests or (ii) modification of the Company's business plan to register as an investment company would be required, which would result in significantly increased operating expenses and would likely entail significantly reducing the Company's indebtedness (including the possible prepayment of the Company's repurchase agreement financing and/or the Senior Notes), which could also require it to sell a significant portion of its assets. No assurances can be given that any such dispositions or acquisitions of assets, or deleveraging, could be accomplished on favorable terms. Any such modification of the Company's business plan could have a material adverse effect on the Company. Further, if it were established that the Company were an unregistered investment company, there would be a risk that the Company would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties and that third parties could seek to obtain recission of transactions undertaken during the period it was established that the Company was an unregistered investment company.

  CERTAIN TAX CONSIDERATIONS. REIT Status. CRIIMI MAE has qualified and intends to continue to qualify as a REIT under Sections 856-860 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Although CRIIMI MAE believes that it has operated and will continue to operate in such a manner, no assurance can be given that the Company was organized or has operated, or will be able to continue to operate, in a manner which will allow it to qualify as a REIT. As a REIT, the Company does not pay taxes at the corporate level. Qualification for treatment as a REIT requires the Company to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within CRIIMI MAE's control. For example, to qualify as a REIT, at least 95% of CRIIMI MAE's gross income in any year must be derived from qualifying sources, and the Company must pay distributions to shareholders aggregating annually at least 95% of its taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains). No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

  If CRIIMI MAE were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its shareholders. Moreover, unless entitled to relief under certain statutory provisions, CRIIMI MAE also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available to meet debt service obligations because of the additional tax liability to CRIIMI MAE for the years involved.

  Even if CRIIMI MAE maintains its REIT status, it may be subject to certain federal, state and local taxes on its income. For example, if CRIIMI MAE has net income from a prohibited transaction, such income will be subject to a 100% tax. In addition, any net income from its servicing affiliate, CRIIMI MAE Services Limited Partnership (the "Services Partnership"), is subject to federal income tax at regular corporate tax rates.

  Special Tax Considerations for Tax-Exempt and Non-U.S. Investors. CRIIMI MAE has issued debt instruments that might cause CRIIMI MAE to be treated as a taxable mortgage pool ("TMP") under section 7701(i) of the Code. As a result, a portion of the ordinary or capital gains dividends received by tax-exempt and non-U.S. stockholders may be characterized as "excess inclusion" income. In the case of tax-exempt stockholders, any such excess inclusion income will be considered unrelated business taxable income ("UBIT") under the Code. In the case of non-U.S. stockholders, any such excess inclusion income will be subject to 30% withholding (unless such income is effectively connected with a U.S. trade or business) and such withholding will not be eligible for reduction under income tax treaties. Similar considerations will apply to any tax-exempt entities or non-U.S. investors owning interests in mutual funds that own Common Shares. See "Certain United States Federal Income Tax Considerations--Taxation of Non-U.S. Holders" and "--Taxation of Tax-Exempt Stockholders."

  GENERAL ECONOMIC CONDITIONS. Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Such economic conditions could reduce the value of mortgage loans and Subordinated CMBS and/or increase the cost of capital invested by the Company, thereby adversely affecting the rate of return realized from such assets. Economic downturns and rising interest rates also may reduce the volume of loan originations and negatively affect the Company's loan securitization activity.

  In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on commercial mortgage loans and, therefore, the risk of losses on the Company's Subordinated CMBS backed by such loans, and may have an adverse effect on the Company's business, financial condition and operating results. Such periods may be accompanied by decreased demand for commercial mortgage loans, resulting in declining values of commercial real estate securing outstanding mortgage loans, which may weaken collateral coverage and increase the possibility of losses in the event of default.

                                  CRIIMI MAE

THE COMPANY

  CRIIMI MAE is a fully integrated commercial mortgage company and is one of the largest publicly traded REITS focused primarily on the CMBS market. CRIIMI MAE's primary activities include (i) acquiring Subordinated CMBS and (ii) originating, servicing, and securitizing commercial mortgage loans and CMBS. CRIIMI MAE believes that its focus on acquiring Subordinated CMBS, together with its expertise in underwriting, servicing and originating commercial mortgage loans, has enabled the Company to take advantage of the rapid growth in the securitization of debt backed by commercial mortgage loans. William B. Dockser, the Company's Chairman of the Board, and H. William Willoughby, the Company's President, have led CRIIMI MAE since its formation in 1989. The Company, which is structured as a self-administered REIT, currently has over 150 employees, and the eight members of the Company's senior management average over 20 years of experience in a wide range of real estate activities. During the year ended December 31, 1997 the Company purchased CMBS with an aggregate face amount of approximately $802 million for an aggregate purchase price of approximately $554 million. As of December 31, 1997, CRIIMI MAE's approximately $1.9 billion portfolio of assets included approximately $1.1 billion of CMBS (representing approximately 58% of the Company's total consolidated assets) and approximately $605 million of Government Insured Mortgage Assets (representing approximately 32% of the Company's total consolidated assets).

  When acquiring CMBS, CRIIMI MAE focuses on classes of CMBS that are rated below investment grade by one or more rating agencies (i.e., equivalent to CMBS rated to BB or lower by Standard and Poor's), including the most subordinate class of a CMBS issuance which typically is not rated. CRIIMI MAE generally acquires Subordinated CMBS in privately negotiated transactions, which allows CRIIMI MAE to perform due diligence on the mortgage loans underlying the CMBS as well as the underlying real estate prior to consummating the purchase, thus mitigating certain risks associated with purchasing Subordinated CMBS. See "--Subordinated CMBS Acquisitions."

  The Company also originates commercial mortgage loans which it intends to securitize by issuing CMBS backed by pools of such loans. In connection with any such securitization, CRIIMI MAE expects to retain the economic interests in the subordinated tranches of the CMBS plus an interest only class and place the senior CMBS tranches with third party investors. CRIIMI MAE believes that this strategy is a significant advantage in negotiating new loans because it enables CRIIMI MAE to offer loans to borrowers which do not prohibit borrowers from prepaying their loans. CRIIMI MAE's origination activities generate additional income for the Company in the form of origination fees, increase the size of the Company's servicing portfolio and, upon a successfully completed securitization, increase the Company's portfolio of mortgage assets. The Company has four origination offices located in Rockville, Maryland, Memphis, Tennessee, Boston, Massachusetts and San Francisco, California. During the year ended December 31, 1997, CRIIMI MAE originated over $206 million of loans under its "no lock" program which the Company expects to include in its securitization scheduled for mid-1998. See "--Loan Origination Activities."

  CRIIMI MAE performs various servicing functions for approximately $16.4 billion of commercial mortgage loans as of December 31, 1997, including acting as master servicer for approximately $2.2 billion of such loans, and is authorized to act as special servicer for the loans underlying the Company's CMBS. In its role as special servicer, CRIIMI MAE is responsible for working out or foreclosing on defaulted mortgage loans backing its Subordinated CMBS and the other classes of CMBS. CRIIMI MAE's servicing operations permit the Company to actively monitor and manage the performance of its mortgage assets and provide CRIIMI MAE with additional income. CRIIMI MAE believes that its loan servicing capabilities, particularly its ability to act as master servicer in connection with its commercial loan securitizations, enhance its ability to compete against other originators of commercial mortgage loans. See "--Mortgage Loan Servicing Operations."

THE CMBS MARKET

  Historically, traditional lenders, including commercial banks, insurance companies and savings and loans, have been the primary holders of commercial mortgages. The real estate market of the late 1980s and early 1990s created business and regulatory pressure to reduce the real estate assets held on the books of these institutions. The result has been tremendous movement of commercial real estate debt from private institutional holders to the public markets. Consequently, the supply of private sector multifamily and other CMBS has increased dramatically over recent years and is expected to continue to increase in the forseeable future. According to Commercial Mortgage Alert, total 1997 CMBS issuances in the U.S. equaled approximately $44.3 billion compared to approximately $30.0 billion and $19.0 billion in 1996 and 1995, respectively.

  CMBS are generally created by pooling commercial mortgage loans and directing the cash flow from such mortgage loans to various classes or tranches of securities (ranging from investment grade to non-rated) which have certain priority rights to the cash flow. The first step in the process of creating CMBS, origination, occurs when a financial institution lends money to a borrower to refinance or to purchase a commercial real estate property, and secures the loan with a first mortgage on the asset that the borrower owns or purchases. Next, a pool of these commercial real estate backed mortgage loans is accumulated, often by a large commercial bank or other financial institution, from various loan originators, including loans which such financial institution originated. One or more rating agencies analyze the loans and the underlying real estate to determine their credit quality. The mortgage loans are then deposited into an entity that is not subject to taxation, often a real estate mortgage investment conduit ("REMIC"). Securities backed by the commercial mortgage loans (i.e., the CMBS) are then issued by the REMIC. The CMBS are divided into specific classes or tranches which are afforded certain priority rights to the cash flow from the underlying mortgage loans. Each tranche is assigned a rating by one or more rating agencies based on their assessment of the likelihood of the tranche receiving its stated right to payment of principal. Also at the time of the securitization, one or more entities are appointed as "servicers" for the pool of mortgage loans, responsible for performing servicing duties which include collecting payments, monitoring performance and working out or foreclosing on defaulted loans. Depending on the extent of servicing duties, the servicer receives a fee and other financial incentives. The CMBS are then sold to investors either through public offerings or private placements.

SUBORDINATED CMBS ACQUISITIONS

  CRIIMI MAE believes that purchasing Subordinated CMBS is and will continue to be an attractive real estate investment opportunity for the Company. The Company believes that there are a limited number of companies that have the in-house expertise and capabilities of CRIIMI MAE to purchase large volumes of Subordinated CMBS while mitigating certain risks associated with these investments. The Company believes that its ability to re-underwrite the underlying mortgage loans, monitor their performance and control workout and foreclosure procedures provides the Company with competitive advantages which enable it to mitigate certain risks associated with owning Subordinated CMBS. The Company believes that during 1997 Subordinated CMBS comprised approximately 12% of total CMBS issuances in the U.S. For the years ended December 31, 1997, 1996 and 1995, CRIIMI MAE purchased Subordinated CMBS with an aggregate face amount of approximately $802.0 million, $434.1 million and $308.4 million, respectively. The Company believes that the supply of CMBS and Subordinated CMBS will continue to grow as more commercial mortgage loans are securitized.

  When CRIIMI MAE determines to invest in a CMBS pool, it generally purchases the tranches of CMBS that are rated below investment grade by one or more rating agencies (i.e., equivalent to CMBS rated BB or lower by Standard and Poor's) or are not rated. Subordinated CMBS are typically acquired by the Company through private placements in the primary market. The Company has purchased Subordinated CMBS in the secondary market, and may consider additional secondary market purchases as they become available. Additionally, from time to time, CRIIMI MAE purchases the interest only class in a CMBS pool.

  In acquiring Subordinated CMBS, CRIIMI MAE applies its experience in underwriting multifamily and other commercial real estate to perform extensive due diligence on the properties collateralizing the loans underlying the Subordinated CMBS. The Company's employees have broad experience underwriting and servicing various types of performing and nonperforming income-producing real estate, including multifamily, retail and hotel properties. CRIIMI MAE "re-underwrites" a substantial portion of the mortgage loans in a prospective CMBS pool, which entails a full review of the operating records, appraisals, environmental studies, market studies and architectural and engineering reports, as well as site visits at properties which represent a majority of the portfolio. The Company then tests the projected financial performance of the properties to determine their resiliency to a market downturn and applies varying capitalization rates to assess collateral value. Further, CRIIMI MAE will purchase Subordinated CMBS only when satisfactory arrangements exist which enable it to closely monitor the underlying mortgage loans and provide CRIIMI MAE with appropriate workout/foreclosure rights with respect to the underlying mortgage loans. CRIIMI MAE prices the portfolio based on estimates of both the timing and magnitude of defaults and prepayments of loans within the portfolio.

  CRIIMI MAE's existing Subordinated CMBS holdings are generally secured by a pool of first mortgage loans that CRIIMI MAE believes are diversified by borrower, property type and geographic location. As of September 30, 1997, approximately 55% of the CMBS (based on aggregate amortized cost) are rated BB- or higher, 35% are B or B- and 10% are unrated. See "The Portfolio-- Subordinated CMBS."

LOAN ORIGINATION ACTIVITIES

  CRIIMI MAE believes that the expansion of its commercial loan origination activities are an important part of its business strategy. The Company's origination activities are currently conducted by approximately 30 employees located in origination offices in Boston, Massachusetts, Memphis, Tennessee, Rockville, Maryland and San Francisco, California. In addition to providing additional income in the form of origination fees, the Company's origination program is a source of commercial mortgage loans that the Company intends to securitize by issuing CMBS backed by pools of such loans. In connection with any such securitization, CRIIMI MAE anticipates retaining the economic interests in the subordinated tranches of such CMBS and an interest only strip of the underlying mortgage loan payments, placing the senior tranches with other investors, and retaining the master and special servicing rights with respect to the mortgage loans backing such CMBS. Accordingly, the Company expects that its loan originations will enhance its ability to increase income from investments in commercial mortgage assets, including Subordinated CMBS, and expand its servicing portfolio.

  The Company has entered into a $300.0 million loan origination program agreement with Citicorp Real Estate, Inc. ("Citicorp"). Under the program, CRIIMI MAE originates loans on behalf of Citicorp and retains the right to acquire such loans upon accumulating a sufficient principal amount of loans to execute a securitization. Upon execution, CRIIMI MAE will fund a portion of each mortgage loan originated under the program. In June 1997, the Company expanded its commercial mortgage origination capabilities with the launch of its fixed rate, "no-lock" loan program. Unlike most commercial mortgage loans originated for the CMBS market which contain "lock-out" clauses (i.e., provisions which prohibit prepayment of a loan for a specified period after the loan is originated), the Company's program allows borrowers the flexibility to prepay loans at any time by paying a prepayment penalty. The Company believes that its "no-lock" program is a strategic advantage and will further enhance its origination activities.

MORTGAGE LOAN SERVICING OPERATIONS

  CRIIMI MAE's servicing operations enable the Company to actively monitor and manage the performance of its mortgage assets and provide CRIIMI MAE with an additional source of income. CRIIMI MAE continues to increase its mortgage servicing income by acquiring servicing rights in connection with purchases of Subordinated CMBS and by originating commercial mortgage loans for its own portfolio. As of December 31, 1997, CRIIMI MAE performed various servicing functions for approximately $16.4 billion of commercial mortgage loans, including acting as master servicer for approximately $2.2 billion of such loans.

  CRIIMI MAE's servicing activities include the following:

 Special Servicing

  A special servicer typically provides asset management and resolution services with respect to nonperforming or underperforming loans within a pool of mortgage loans. CRIIMI MAE conducts its servicing operations through its affiliate, CRIIMI MAE Services Limited Partnership (the "Services Partnership"). The Services Partnership has been approved to act as a special servicer by Moody's Investors Service, Inc., Standard and Poor's, Fitch Investors Service, L.P. ("Fitch") and Duff & Phelps Credit Rating Co., the four major rating agencies that rate CMBS. The special servicer function provides CRIIMI MAE with the authority to deal directly with any borrower that fails to perform under certain terms of its mortgage loan, including the failure to make payments, and to manage any loan workouts and foreclosures. CRIIMI MAE will not purchase Subordinated CMBS unless it can secure the special servicing rights to the mortgage loans underlying the portfolio. As of December 31, 1997, CRIIMI MAE was authorized to act, if necessary, as the special servicer with respect to 3,594 commercial mortgage loans in the aggregate principal amount of approximately $16.4 billion, including all of the mortgage loans underlying its Subordinated CMBS portfolio.

 Master Servicing

  A master servicer typically provides administrative and reporting services to the trustee with respect to a particular issuance of CMBS. Mortgage loans underlying CMBS generally are serviced by a number of primary servicers. Under most master servicing arrangements, the primary servicers retain principal responsibility for administering the mortgage loans and the master servicer acts as an intermediary in overseeing the work of the primary servicers, monitoring their compliance with the standards of the issuer of the related CMBS and consolidating the servicers' respective periodic accounting reports for transmission to the trustee. CRIIMI MAE has been approved as a master servicer by Standard and Poor's and Fitch. The master servicer function provides the Company with greater control over the mortgage assets underlying its Subordinated CMBS, including the authority to (i) collect monthly principal and interest payments (either from a direct servicer or directly from borrowers) on loans comprising a CMBS pool and remit such amounts to the pool trustee, (ii) oversee the performance of sub-servicers and (iii) report to trustees. For these duties, the master servicer is usually paid a fee and can earn float income on the deposits it holds. In addition to this float and fee income, the master servicer has more direct and regular contact with borrowers than would be typical for a special servicer. The Company anticipates expanding this line of business through the acquisition of additional CMBS and through its own loan origination program. CRIIMI MAE was awarded master servicing assignments in 1997 on three CMBS portfolios aggregating approximately $2.2 billion.

 Direct (or Primary) Servicing

  Direct (or primary) servicers typically perform certain functions for the master servicer. Direct serviced loans are those loans for which CRIIMI MAE collects loan payments directly from the borrower (including tax and insurance escrows and replacement reserves). The loan payments are remitted to the master servicer for the loan (which may be the same entity as the direct servicer), usually on a fixed date each month. The direct servicer is usually paid a fee to perform these services, and is eligible to earn float income on the deposits held. In addition to this fee and float income, the direct servicer has more direct and regular contact with borrowers, which facilitates the process of ongoing loan management and surveillance. As a direct servicer, CRIIMI MAE also has an advantage in orginating loans as borrowers seek to refinance their loans at maturity. As of December 31, 1997, CRIIMI MAE was a direct servicer for 386 loans totaling approximately $1.7 billion.

 Loan Management

  In certain cases, CRIIMI MAE acts as loan manager, in which capacity CRIIMI MAE monitors the ongoing performance of properties securing the mortgage loans underlying its Subordinated CMBS portfolio through its continuous review of property level operating statements and site inspections. This role allows the Company to identify and resolve potential issues that could result in losses. As of December 31, 1997, CRIIMI MAE performed these duties with respect to approximately $14.2 billion of mortgage loans underlying CMBS pools in which the Company owns Subordinated CMBS.

FINANCING STRATEGY

 General

  As of December 31, 1997, the Company's total consolidated debt was approximately $1.4 billion, of which approximately $699.8 million (or approximately 49%) is fixed rate debt having maturities that match those of the Company's mortgage assets securing such debt ("match funding") and approximately $718.5 million (or approximately 51%) is floating rate and fixed rate debt which is not match-funded. CRIIMI MAE's fixed rate debt has effective interest rates averaging approximately 7.6% as of December 31, 1997. As of December 31, 1997, approximately 86% of the Company's floating rate debt is hedged by interest rate cap agreements with caps ranging from 6.1% to 7.0%. It is CRIIMI MAE's policy to hedge at least 75% of its floating rate debt, although there can be no assurance that it will be able to do so. See "Risk Factors--Impact of Changes in Interest Rates."

 Repurchase Agreement and Match Funding Financing

  In general, CRIIMI MAE initially funds approximately 62% of the aggregate purchase price of Subordinated CMBS with short term, floating rate, secured debt, primarily repurchase agreement financing. CRIIMI MAE's long term strategy is to refinance a significant portion of this debt with fixed rate, non-recourse match-funded debt, which significantly reduces its exposure to interest rate risk. CRIIMI MAE effects such refinancing by pooling its Subordinated CMBS and issuing CMBS backed by such assets. The CMBS issued in such resecuritizations are fixed rate obligations with maturities that match the Subordinated CMBS backing the new CMBS. In certain cases, these refinancings may also increase the amount of borrowings available to the Company due to the increased collateral value of the new CMBS relative to the underlying Subordinated CMBS due to the seasoning of the pooled mortgage loans and diversification that occurs when such underlying Subordinated CMBS are pooled. The Company generally uses the net proceeds from such resecuritizations to temporarily reduce the amount of its floating rate debt, including borrowings under the Company's repurchase agreements and to purchase additional CMBS.

  During the first half of 1998, CRIIMI MAE intends to pool and resecuritize a significant portion of its Subordinated CMBS portfolio and thus refinance a portion of its floating rate debt. This resecuritization is expected to be similar to CRIIMI MAE's resecuritization transaction in December 1996, which match funded $142.0 million of floating rate debt with fixed rate, match-funded debt. The Company intends to enter into similar resecuritizations or refinancings approximately every 18 to 24 months after accumulating a sufficient pool of Subordinated CMBS.

  In addition, CRIIMI MAE has incurred unsecured debt, including the Senior Notes, to fund Subordinated CMBS acquisitions and loan originations. As of December 31, 1997, the Company's total consolidated unsecured debt was approximately $130 million.

BUSINESS STRATEGY

  CRIIMI MAE believes that its position as a leading purchaser of Subordinated CMBS, combined with its commercial loan origination and servicing capabilities and its access to the capital markets, provides the Company with a competitive advantage to capitalize on current opportunities existing in the securitized debt market, particularly with respect to the acquisition of Subordinated CMBS. Significant elements of CRIIMI MAE's current business strategy are summarized below:

 . INCREASE ITS PORTFOLIO OF SUBORDINATED CMBS. CRIIMI MAE intends to acquire additional Subordinated CMBS, which the Company believes is and will continue to be an attractive real estate investment opportunity for the Company. The Company believes that its loan origination, servicing and underwriting capabilities are competitive advantages as the Company competes against other investors for the acquisition of Subordinated CMBS. See "--Subordinated CMBS Acquisitions."

 . ORIGINATE AND SECURITIZE COMMERCIAL MORTGAGE LOANS. The Company intends to originate commercial loans for securitization. In connection with any such securitization, CRIIMI MAE anticipates (i) retaining the economic interests in the non-investment grade subordinated tranches and an interest only class of the resulting CMBS issuance, (ii) placing the senior tranches with other investors and (iii) retaining the master and special servicing rights with respect to the mortgage loans backing such CMBS. CRIIMI MAE expects to complete its first securitization of originated commercial loans during the first half of 1998. See "--Loan Origination Activities."

 . EXPAND THE COMPANY'S SERVICING PORTFOLIO. The Company intends to increase its servicing portfolio primarily by acquiring servicing rights in connection with purchases of Subordinated CMBS and by originating mortgage loans under its loan origination program. In addition, CRIIMI MAE intends to continue to build on its status as a rating agency approved master servicer to increase its servicing activities and servicing income. See "-- Mortgage Loan Servicing Operations."

 .  RESECURITIZE SUBORDINATED CMBS. The Company plans to resecuritize
   Subordinated CMBS acquired by the Company approximately every 18 to 24 months. By resecuritizing a substantial portion of the Subordinated CMBS in its portfolio, CRIIMI MAE believes it will better match the maturities of its liabilities and assets as such resecuritization transactions allow the Company to refinance a significant portion of short-term, floating-rate debt with long term fixed rate debt that is non-recourse to the Company. During the first half of 1998, CRIIMI MAE intends to resecuritize a significant portion of its Subordinated CMBS. See "--Financing Strategy."

                                 THE PORTFOLIO

SUBORDINATED CMBS

  As of September 30, 1997, CRIIMI MAE owned CMBS ranging from AAA to unrated with a total carrying amount of approximately $774.5 million (representing approximately 51% of the Company's total consolidated assets) which includes CMBS with an aggregate amortized cost of approximately $739.6 million and interest only strips with an aggregate fair value of approximately
$34.8 million, as set forth in the tables below.

                                           PERCENTAGE                                PERCENTAGE
   TRANCHE                       FACE       OF TOTAL                   AMORTIZED      OF TOTAL
    RATING                      AMOUNT     FACE AMOUNT FAIR VALUE(1)     COST      AMORTIZED COST
   -------                   ------------- ----------- ------------- ------------- --------------
                             (IN MILLIONS)             (IN MILLIONS) (IN MILLIONS)
    AA-(2)..................   $   10.6         0.9%      $ 10.6        $ 10.5           1.4%
    BBB.....................        4.0         0.4          4.3           4.0           0.5
    BB+(2)..................        9.0         0.8          9.0           8.7           1.2
    BB......................      476.2        41.8        425.7         368.0          49.8
    BB-.....................       32.0         2.8         27.1          25.7           3.5
    B.......................      345.2        30.3        261.4         223.3          30.2
    B-......................       42.6         3.8         24.5          20.7           2.8
    Unrated.................      218.6        19.2         87.7          78.7          10.6
                               --------       -----       ------        ------         -----
      Total.................   $1,138.2       100.0%      $850.3        $739.6(3)      100.0%
                               ========       =====       ======        ======         =====

--------
(1) The estimated fair values of Subordinated CMBS are based on the dealer's quoted market prices or an average of dealer market quotes for the Company's other Subordinated CMBS.
(2) Represents CMBS that were upgraded in July 1997 to investment grade.
(3) During the nine months ended September 30, 1997, CRIIMI MAE purchased a portion of Subordinated CMBS tranches from five separate pools (excluding interest only strips) having a total face value of approximately $342.3 million, for an aggregate purchase price of approximately $175.6 million.

  The aggregate investment by the underlying rating of the interest only strips of Subordinated CMBS held by CRIIMI MAE as of September 30, 1997 was as follows:

                              CURRENT ESTIMATED                                              PERCENTAGE
   SECURITY                      UNLEVERAGED      NOTIONAL                                    OF TOTAL
    RATING                    YIELD TO MATURITY  AMOUNTS(1)   FAIR VALUE(2) AMORTIZED COST AMORTIZED COST
   --------                   ----------------- ------------- ------------- -------------- --------------
                                                (IN MILLIONS) (IN MILLIONS) (IN MILLIONS)
     AAA.....................        7.6%           $40.6         $ 7.2         $ 7.3           20.9%
     B.......................       10.4             38.7          27.6          27.6           79.1
                                                    -----         -----         -----          -----
                                                    $79.3         $34.8         $34.9          100.0%
                                                    =====         =====         =====          =====

--------
(1) The notional amounts of interest only strips are calculated based on the principal amount from which the pass-through rates are allocated.
(2) The estimated fair values of interest only strips are based on the dealer's quoted market prices or an average of dealer market quotes for the Company's other Subordinated CMBS.

  As of September 30, 1997, the mortgage loans underlying CRIIMI MAE's Subordinated CMBS portfolio were secured by properties of the types and at the locations identified below:

PROPERTY TYPE              PERCENTAGE(1)
-------------              -------------
Multifamily...............     39.5%
Retail....................     25.1
Hotel.....................     15.1
Office....................      9.0
Other.....................     11.3
                               ----
  Total...................      100%
                               ====

GEOGRAPHIC LOCATION        PERCENTAGE(1)
-------------------        -------------
Texas.....................     16.7%
California................     13.7
Florida...................      8.3
Georgia...................      4.8
Other(2)..................     56.5
                               ----
  Total...................      100%
                               ====

--------
(1)Based on a percentage of the total unpaid face principal balance of the underlying loans.
(2)No other individual state makes up more than 4% of the total.

  The following table summarizes information relating to CRIIMI MAE's Subordinated CMBS on an aggregate basis by pool as of September 30, 1997:

                                                ORIGINAL    SEPTEMBER 30, 1997
                                                ESTIMATED        ESTIMATED
                                               UNLEVERAGED      UNLEVERAGED
                                                YIELD TO         YIELD TO
                                               MATURITY(1)      MATURITY(2)
                                               -----------  -------------------
POOL(3)
Mortgage Capital Funding, Inc.
  Series 1993-C1(4)...........................    13.0%            13.9%
  Series 1994-MC1.............................    13.9             13.9
  Series 1995-MC1.............................    12.2             12.1
  Series 1997-MC1.............................    10.2             10.2
Nomura Asset Securities
  Series 1994-C3 and
  Series 1995-A...............................    12.1             12.2
Lehman Pass-Through Securities Inc.
  Series 1994-A...............................    13.4             13.4
Structured Mortgage Securities Corp.
  Series 1995-M1..............................    12.4             12.5
Fannie Mae Multifamily REMIC
  Series 1996-M1..............................    11.7             11.7
LB Commercial Conduit
  Series 1995-C2..............................    11.2             11.2
  Series 1996-C2..............................    11.8             11.8
DLJ Mortgage Acceptance Corp.
  Series 1995-CF2.............................    11.0             11.0
  Series 1996-CF2.............................    11.8             11.8
Asset Securitization Corp.
  Series 1995-D1..............................    11.5             11.5
  Series 1995-MDIV............................     9.6              9.6
  Series 1996-D2..............................    12.4             12.4
  Series 1996-D3..............................    11.9             11.8
Merrill Lynch Mortgage Investors, Inc.
  Series 1995-C3..............................    11.1             11.1
  Series 1996-C2..............................    11.9             11.9
  Series 1997-C1..............................     9.5              9.5
First Union--Lehman Brothers Commercial
 Mortgage Trust
  Series 1997-C1..............................    11.3             11.3
Morgan Stanley Capital I Inc.
  Series 1997-WFI.............................    10.2             10.2
    Weighted average unleveraged yield to
     maturity.................................    11.4%(5)         11.4%(5)

--------
(1) Represents the original estimated unleveraged yield over the expected life (calculated as of the acquisition date) of the related Subordinated CMBS, based on management's estimate of the timing and amount of future credit losses and prepayments of the underlying mortgage loans.
(2) Unless otherwise noted, changes in the current estimated yield to maturity from that originally estimated are primarily the result of changes in payoff assumptions relating to mortgage collateral.
(3) As of September 30, 1997, approximately 0.5% of the total CMBS pool is in payment default and approximately 0.5% of such pool is in nonpayment default.
(4) In July 1997, Fitch upgraded the ratings of Mortgage Capital Funding Inc's Series 1993-C1 Class D and Class E from BBB and BB to AA- and BB+, respectively.
(5) Represents the estimated weighted average unleveraged yield over the expected average life of the Company's Subordinated CMBS portfolio as of the date of acquisition and September 30, 1997, respectively.

GOVERNMENT INSURED MORTGAGE ASSETS

  Prior to focusing primarily on the acquisition of Subordinated CMBS, CRIIMI MAE acquired Government Insured Mortgage Assets directly and indirectly through its subsidiaries. As of September 30, 1997, CRIIMI MAE directly and indirectly owned approximately $611.0 million of Government Insured Mortgage Assets (representing approximately 40% of the Company's total consolidated assets) with weighted average effective interest rates ranging from 7.2% to 8.4% and weighted average remaining terms ranging from 30 to 35 years. Approximately 96.9% of these mortgage assets have been securitized as part of the Company's strategy to refinance floating rate debt with fixed rate match-funded debt. CRIIMI MAE does not currently intend to purchase additional Government Insured Mortgage Assets. CRIIMI MAE also owns general partnership interests in four publicly traded partnerships that own primarily Government Insured Mortgage Assets (the "AIM Funds"). As of September 30, 1997, the AIM Funds had total invested assets of approximately $503.1 million. The Company's interests in the AIM Funds represent a pro rata share of net income from the AIM Funds' assets, which ranges from 2.9% to 4.9% of net income, plus annual subadvisory fees equal to approximately 0.3% of total invested assets.

                                USE OF PROCEEDS

  CRIIMI MAE expects to use the net proceeds from this Offering to purchase Subordinated CMBS and/or fund loan originations. Pending application, net proceeds from the Offering may be invested in short term, interest bearing investment grade marketable securities or used to pay down borrowings outstanding under the Company's repurchase agreements.

                  PRICE RANGE OF COMMON SHARES AND DIVIDENDS

  The Common Shares are listed on the NYSE under the symbol "CMM." The table below sets forth the high and the low closing sales prices per Common Share as reported on the NYSE and the amount of cash dividends paid per Common Share during the periods indicated.

                                     HIGH           LOW               DIVIDENDS
                                     ----           ----              ---------
Year Ended December 31, 1996:
  1st Quarter....................... $10 1/2        $ 8 5/8             $0.30
  2nd Quarter.......................  11             10                  0.30
  3rd Quarter.......................  11 1/8         10 1/4              0.30
  4th Quarter.......................  13 1/8         10 3/4              0.32
Year Ended December 31, 1997:
  1st Quarter....................... $18 1/8        $12 3/4             $0.35
  2nd Quarter.......................  16 5/8         13 7/8              0.35
  3rd Quarter.......................  17 9/16        15 11/16            0.35
  4th Quarter.......................  16 1/2         13 7/8              0.37
Year Ended December 31, 1998:
  1st Quarter (through February 19,
   1998)............................ $15 3/4        $15 1/2               N/A

  The last reported sales price of the Common Shares on the NYSE on February 19, 1998 was $15 5/8 per share. CRIIMI MAE intends to continue to pay quarterly dividends to holders of Common Shares. As of December 31, 1997, there were approximately 29,000 holders of record of Common Shares. Future dividends will be at the discretion of the Board of Directors and will depend on the actual cash available for distribution the Company's financial condition, capital requirements, credit agreement restrictions, the distribution requirements under the REIT provisions of the Code, and such other factors as CRIIMI MAE's Board of Directors deems relevant. See "Risk Factors--Certain Tax Considerations."

                                  MANAGEMENT

NAME                              POSITION
----                              --------
William B. Dockser............... Chairman of the Board of Directors
H. William Willoughby............ Director, President and Secretary
Garrett G. Carlson, Sr........... Director
Larry H. Dale.................... Director
G. Richard Dunnells.............. Director
Robert J. Merrick................ Director
Frederick J. Burchill............ Executive Vice President
Cynthia O. Azzara................ Chief Financial Officer, Senior Vice President
                                   and Treasurer
Brian L. Hanson.................. Group Vice President
Douglas L. Cooper................ Vice President and Chief Underwriter
Donald R. Drew................... Senior Vice President
David B. Iannarone............... Vice President and General Counsel

  William B. Dockser, age 60, has been Chairman of the Board of CRIIMI MAE since 1989. Mr. Dockser also serves as Chairman of the Board for C.R.I., Inc., the former advisor to CRIIMI MAE, which currently oversees an approximately $5 billion real estate portfolio. Prior to forming C.R.I., Inc. in 1974, he served as President of Kaufman Broad Asset Management, Inc., an affiliate of Kaufman and Broad, Inc., which managed a number of publicly held limited partnerships created to invest in low and moderate income multifamily apartment complexes. For a period of 2 1/2 years prior to joining Kaufman and Broad, he served in various positions in the U.S. Department of Housing and Urban Development, culminating in the post of Deputy FHA Commissioner and Deputy Assistant Secretary for Housing Production and Mortgage Credit, where he was responsible for all federally insured housing production programs. Before coming to Washington, D.C., Mr. Dockser was a practicing attorney in Boston and also was a special Assistant Attorney General for the Commonwealth of Massachusetts. He holds a Bachelor of Laws degree from Yale University Law School and a Bachelor of Arts degree from Harvard University. Mr. Dockser is also currently a director of both CRI Liquidating and CRIIMI MAE Financial Corporation.

  H. William Willoughby, age 51, President of CRIIMI MAE, is also President and co-founder of CRI since its inception in 1974. Mr. Willoughby is principally responsible for the structuring and oversight of investment vehicles and acquisition programs. Prior to joining CRI in 1974, he was Vice President of Shelter Corporation of America and a number of its subsidiaries, dealing principally with real estate development and equity financing. Before joining Shelter Corporation, he was a senior tax accountant with Arthur Andersen & Company. He holds a Juris Doctor, a Master of Business Administration and a Bachelor of Science in Business Administration from the University of South Dakota. Mr. Willoughby is also currently a director of both CRI Liquidating and CRIIMI MAE Financial Corporation.

  Garrett G. Carlson, Sr., age 61, has been a Director of CRIIMI MAE since 1989. Mr. Carlson has been President of Can-American Realty Corp. and Canadian Financial Corp. since 1979 and 1974, respectively. He also served as Chairman of the Board of SCA Holdings, Inc. from 1983 to 1985. He was also Vice Chairman of Shelter Development Corporation Ltd., from 1983 to 1995 and President of Garrett Real Estate Development since 1982. Mr. Carlson is also currently a director of CRI Liquidating.

  Larry H. Dale, age 51, has been a Director of CRIIMI MAE since 1996. Mr Dale is also a Managing Director and Member of the Board of Directors of Newman and Associates. He also served as Senior Adviser to the Fannie Mae Housing Investment Fund in 1996, Executive Director of Fannie Mae's National Housing Impact Division from 1991 to 1996 and Senior Vice President-marketing and mortgage-backed securities and Senior Vice President-multifamily finance and housing initiatives for Fannie Mae from 1987 to 1991. Mr. Dale also served as a Vice President of Newman and Associates from 1984 to 1987, and President of Mid-City Financial

Corporation from 1981 to 1983. Mr. Dale was employed by the U.S. Department of Housing and Urban Development from 1971 to 1981, including service as deputy to the Assistant Secretary for Housing/FHA Commissioner from 1979 to 1981. Mr. Dale is also currently a director of CRI Liquidating.

  G. Richard Dunnells, age 60, has been a Director of CRIIMI MAE since 1991. Mr. Dunnells has been a partner of the Washington, D.C. office of the law firm of Holland & Knight since January 1994. He was Senior Partner of the Washington, D.C. law firm of Dunnells & Duvall from 1973 to 1993, and was Chairman of such firm from 1989 to 1993. Mr. Dunnells served as Special Assistant to the Under-Secretary and Deputy Assistant Secretary for Housing Management with the U.S. Department of Housing and Urban Development from 1969 to 1973 and served on the President's Commission on Housing from 1981 to 1982. Mr. Dunnells is also currently a director of CRI Liquidating.

  Robert J. Merrick, age 52, has been a Director of CRIIMI MAE since May 1997. Mr. Merrick has served as Executive Vice President since 1985 and Chief Credit Officer since 1985 of Signet Banking Corporation, where he also serves as Chairman of the Credit Policy committee and as a member of the Asset and Liability committee and the Management committee. From 1980 to 1984, Mr. Merrick served as Credit Officer of Virginia Banking Corporation, an affiliate of Signet Bank/Virginia. From 1976 to 1980 Mr. Merrick was Senior Vice President of Bank of Virginia.

  Frederick J. Burchill, age 49, has served as Executive Vice President of CRIIMI MAE since 1989. Mr. Burchill is responsible for mergers and acquisitions as well as the development of new capital markets programs. Prior to his employment at CRIIMI MAE, Mr. Burchill was the Senior Vice President of Development for CRI, Inc. and also spent two years as a Project Manager at the Virginia Housing Development Authority. Mr. Burchill earned a Masters of Urban and Regional Planning degree from Virginia Commonwealth University and a B.A. degree from the University of Richmond.

  Cynthia O. Azzara, age 38, has served as Chief Financial Officer of CRIIMI MAE since 1994, Senior Vice President since 1995 and Treasurer since 1997. Ms. Azzara is responsible for financial and treasury matters of CRIIMI MAE as well as equity and debt placements in the capital markets. From 1989 to 1994, she served as Vice President/Controller of CRI public funds. From 1985 to 1989, she held positions at CRI as manager of financial reporting and assistant controller. Before joining CRI in 1985, Ms. Azzara was controller for a consulting company and was a staff accountant for a regional CPA firm in Virginia. Ms. Azzara is a certified public accountant and holds a B.B.A. in accounting from James Madison University, magna cum laude.

  Brian L. Hanson, age 36, has served as Group Vice President of CRIIMI MAE since March 1996. Mr. Hanson has been active in the commercial mortgage business for more than 13 years. He joined CRIIMI MAE early in 1996 and heads the loan administration department, responsible for servicing and replacement reserve management for a $10 billion commercial mortgage portfolio. Prior to CRIIMI MAE, Mr. Hanson served as Chief Operating Officer, Director of Asset Operations and Portfolio Director for JCF Partners, Lanham, MD. In this capacity, he directed asset management and operation for a $1 billion real estate portfolio, including assets of the Resolution Trust Corporation and private clients. His responsibilities included bulk acquisition and sales, loan and credit committees. Prior to joining JCF in 1991, Mr. Hanson was Vice President of Secondary Marketing for a $500 million financial institution and its wholly owned mortgage banking subsidiary. Mr. Hanson earned a B.A. in Mathematics from Washington & Lee University.

  Douglas L. Cooper, age 36, serves as Vice President and Chief Underwriter of CRIIMI MAE. Mr. Cooper joined CRIIMI MAE in 1996 and is responsible for analysis of commercial mortgage-backed security acquisitions and underwriting new loan originations. During the eight years prior to joining CRIIMI MAE, Mr. Cooper served with NationsBank in a series of commercial real estate lending positions with increasing responsibility, culminating in the role of Senior Credit Policy Officer for the Real Estate Banking Group. From 1986 to 1988, Mr. Cooper was an Assistant Vice President with First American Bank, N.A., focusing on new business for the Commercial Real Estate Department. From 1984 to 1986, he was a commercial real estate loan officer with Suburban Bank. Mr. Cooper earned a B.S. in Business Administration from West Virginia Wesleyan College.

  Donald R. Drew, age 40, has served as Senior Vice President of CRIIMI MAE since April 1997. Mr. Drew has been active in commercial real estate, particularly finance, for more than 18 years. He joined CRIIMI MAE in April 1997 and heads the loan origination operation, including the "No-Lock" Program, pricing, and application processing. Prior to CRIIMI MAE, Mr. Drew served for four years as a Vice President in the lending division of First Union National Bank of Virginia, focusing on revenue generation and business development. Before that, he served for two years with First American Metro Corporation, first as Vice President then as Senior Vice President. From 1987 through 1990, he served with commercial real estate investor and developer Aldre, Inc., Rockville, Maryland, in a series of increasingly responsible positions ranging from Vice President of Acquisition and Finance to Chief Operating Officer. From 1980 to 1987, he served with Sovran Bank/Maryland (now NationsBank), in a variety of commercial real estate finance positions. Mr. Drew earned an M.B.A. from the American University and a B.S. in accounting from Shepherd College.

  David B. Iannarone, age 37, has served as General Counsel of CRIIMI MAE since 1996. Mr. Iannarone is responsible for all corporate legal affairs, including management of structured finance transactions. From 1991 to 1996, he served with the Federal Deposit Insurance Corporation/Resolution Trust Corporation as Counsel-Securities and Finance, handling various securitization transactions and portfolio sales of non-performing loans and real estate. From 1989 to 1991, Mr. Iannarone served with Citibank, N.A. as assistant vice president and counsel, where he handled legal affairs for a range of loan originations, troubled loan restructurings, swaps and other transactions. He served with Kaye, Scholer, Fierman, Hays & Handlers as an Associate in the Corporate and Banking Department from 1986 to 1989. Mr. Iannarone received an LL.M. from the Georgetown University Law Center, a J.D. from the University of Villanova School of Law, and a B.A. from Trinity College.

                   DESCRIPTION OF SERIES C PREFERRED SHARES

  CRIIMI MAE is authorized to issue 25 million shares of preferred stock, par value $.01 per share. The Board of Directors of CRIIMI MAE (the "Board") has authorized the issuance of up to 300,000 Series C Preferred Shares. To date, CRIIMI MAE has issued 150,000 Series C Preferred Shares.

  The following description of the Series C Preferred Shares sets forth certain general terms and provisions of the Series C Preferred Shares. The statements below describing the Series C Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of CRIIMI MAE's Articles of Incoporation, as amended (the "Articles of Incorporation"), and CRIIMI MAE's Articles Supplementary to the Articles of Incorporation relating to the Series C Preferred Shares (the "Articles Supplementary").

DESIGNATION AND NUMBER

  The number of shares initially constituting the Series C Preferred Shares is 300,000, which number the Board may decrease (but not increase) without a vote of the holders of Series C Preferred Shares. The Board may not, however, decrease the number of Series C Preferred Shares below the number of then outstanding Series C Preferred Shares.

RANK

  The Series C Preferred Shares, with respect to dividend rights and rights upon liquidation, dissolution or winding up of CRIIMI MAE, rank (i) senior to the Common Shares and to all other capital stock of CRIIMI MAE the terms of which specifically provide that such capital stock ranks junior to the Series C Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE, (ii) on a parity with all capital stock of CRIIMI MAE the terms of which specifically provide that such capital stock ranks on a parity with the Series C Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; and (iii) junior to shares of CRIIMI MAE Series B Cumulative Convertible Preferred Stock and all other capital stock of CRIIMI MAE the terms of which specifically provide that such capital stock ranks senior to the Series C Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE.

DIVIDENDS

  Holders of Series C Preferred Shares are entitled to receive, when, as and if declared by the Board, out of assets of CRIIMI MAE legally available for payment, cumulative cash dividends payable quarterly on the last business day of each calendar quarter of each year (each, a "Quarterly Dividend Payment Date"), at an annual rate equal to the sum of (a) 75 basis points plus (b) LIBOR (as defined below) as of the second LIBOR Market Day (as defined below) preceding the commencement of the calendar quarter which includes such Quarterly Dividend Payment Date. As used in this paragraph (i) the term "LIBOR" means the arithmetic mean of the offered rates for three-month deposits in United States dollars which appear on the display designated as "Page 3750" on the Telerate Service (or such other page as may replace Page 3750 on that service for the purpose of displaying London interbank offered rates of major banks) (the "Telerate Screen Page 3750") as of 11:00 A.M., London time, on the specified LIBOR Market Day; provided, however, that if at the specified time on the specified LIBOR Market Day fewer than two such offered rates so appear on the Telerate Screen Page 3750, LIBOR shall mean the arithmetic mean of three offered rates to prime banks for three-month deposits in United States dollars by three major banks in the London interbank market, as selected by CRIIMI MAE at approximately 11:00 A.M., London time, on the specified LIBOR Market Day; provided, further, that if fewer than three major banks in the London interbank market are quoting rates to prime banks for three-month deposits in United States dollars, LIBOR shall be the LIBOR in effect for the previous quarterly dividend period and (ii) the term "LIBOR Market Day" means any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London, England. Dividends are cumulative from and after the date of issuance. Each such dividend shall be payable to holders of record as they appear on the share transfer books of CRIIMI MAE on such record dates as shall be fixed by the Board. Each quarterly dividend, to the extent not paid on the applicable Quarterly Dividend Payment Date, shall accrue (whether or not earned or declared) on a daily basis additional cumulative dividends at the then applicable dividend rate for the Series C Preferred Shares.

  No dividends will be declared or paid or set apart for payment (other than in Common Shares or other capital stock of CRIIMI MAE ranking junior to the Series C Preferred Shares as to dividends and upon liquidation) on any class or series of capital stock ranking, as to dividends, on a parity with or junior to the Series C Preferred Shares for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series C Preferred Shares for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series C Preferred Shares and the shares of any other class or series of capital stock ranking on a parity as to dividends with the Series C Preferred Shares, all dividends declared upon the Series C Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Series C Preferred Shares shall be declared pro rata so that the amount of dividends declared per Series C Preferred Share and such other series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series C Preferred Shares and such other series of capital stock bear to each other.

  Unless full cumulative dividends on the Series C Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment on the Series C Preferred Shares for all past dividend periods and the then current dividend period, CRIIMI MAE may not redeem, purchase or otherwise acquire for any consideration (or pay to or make available money for a sinking fund for the redemption of ) any Common Shares, or any other capital stock of CRIIMI MAE ranking junior to or on a parity with the Series C Preferred Shares as to dividends or upon liquidation, dissolution or winding up (except by conversion into, or exchange for other capital stock of CRIIMI MAE ranking junior to the Series C Preferred Shares as to dividends and upon liquidation, dissolution or winding up). Notwithstanding the foregoing, CRIIMI MAE shall not be restricted from purchasing or acquiring any capital stock of CRIIMI MAE shall not be restricted from purchasing or acquiring any capital stock of CRIIMI MAE either (i) to preserve the status of CRIIMI MAE as a REIT or (ii) pursuant to a purchase or exchange offer made on comparable terms to all holders of outstanding shares of capital stock of CRIIMI MAE.

  Any dividend payment made on Series C Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due which remains payable.

REDEMPTION

  From and after the first anniversary and until the second anniversary of the date of issuance of the Series C Preferred Shares, the Series C Preferred Shares will be subject to redemption at the option of CRIIMI MAE, in whole or in part, at any time, for cash equal to $106.00 per share, together in each case with an amount equal to accrued and unpaid dividends on such Series C Preferred Shares to (and including) the date fixed for redemption. If fewer than all of the outstanding Series C Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by CRIIMI MAE and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders.

  Notice of redemption will be mailed at least 45 days but not more than 60 days before the redemption date to each holder of record of Series C Preferred Shares to be redeemed at the address shown on the share transfer books of CRIIMI MAE. Each notice shall state: (i) the redemption date; (ii) the number of Series C Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Series C Preferred Shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and
(vi) the date upon which the conversion rights of the holders of Series C Preferred Shares shall terminate. If notice of redemption of any Series C Preferred Shares has been given and if the funds necessary for such redemption have been set aside by CRIIMi MAE in trust for the benefit of the holders of any Series C Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Series C Preferred Shares, such Series C Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so set aside in trust which remain unclaimed by the holders of the Series C Preferred Shares at the end of two years after the redemption date will be returned by the trustee thereof to CRIIMI MAE and the holders of such Series C Preferred Shares will be entitled to look only to CRIIMI MAE for the payment thereof.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CRIIMI MAE, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital stock or CRIIMI MAE ranking junior to the Series C Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of CRIIMI MAE, the holders of Series C Preferred Shares shall be entitled to receive out of assets of CRIIMI MAE legally available for distribution to stockholders, liquidating distributions in the amount of $100.00 per share, plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Shares will have no right or claim to any of the remaining assets of CRIIMI MAE. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of CRIIMI MAE are insufficient to pay the amount of the liquidating distributions on all outstanding Series C Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of CRIIMI MAE ranking on a parity with the Series C Preferred Shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Series C Preferred Shares and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Series C Preferred Shares, the remaining assets of CRIIMI MAE shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Series C Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation, merger or other business combination of CRIIMI MAE with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of CRIIMI MAE, shall not be deemed to constitute a liquidation, dissolution or winding up of CRIIMI MAE.

VOTING RIGHTS

  Holders of the Series C Preferred Shares do not have any voting rights, except as set forth in the Articles Supplementary and summarized below, or as otherwise from time to time required by law.

  So long as any Series C Preferred Shares remain outstanding, CRIIMI MAE will not, without the affirmative vote or consent of the holders of at least two-thirds of the Series C Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series C Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of CRIIMI MAE into any such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; of (ii) amend, alter or repeal the provisions of CRIIMI MAE's Articles of Incorporation or the Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Series C Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, CRIIMI MAE may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series C Preferred Shares, and provided further that (x) any increase in the amount of the authorized Common Shares or Series C Preferred Shares or the authorization, creation or issuance of any other class or series of capital stock, or (y) any increase in the amount of authorized shares of any other class or series of capital stock, in each case ranking on a parity with or junior to the Series C Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  During any period in which dividends on the Series C Preferred Shares are cumulatively in arrears for six or more quarterly dividend payments (whether or not consecutive), then the number of directors constituting the Board shall, without further action, be increased by two and the holders of the Series C Preferred Shares, voting together as a single class (together with any other series of preferred stock as described below), shall have, in addition to their other voting rights, the right to elect the directors of CRIIMI MAE to fill such newly created directorships. Such additional voting rights shall continue until such time as all dividends accumulated on the

Series C Preferred Shares shall have been paid in full, at which time such additional directors shall cease to be directors, subject to the rights of other series of preferred stock to vote for the election of such additional directors (as described below), and such additional voting right of the holders of Series C Preferred Shares shall terminate subject to revesting in the event of each and every subsequent event of the character indicated above. In no event will holders of Series C Preferred Shares voting separately as a class be entitled to elect a total of more than two directors.

  If, at any time when the holders of Series C Preferred Shares are entitled to elect directors (as described above), the holders of any one or more other series of CRIIMI MAE preferred stock are entitled to elect directors by reason of any default or event specified in the Articles of Incorporation, as in effect at the time, or the articles supplementary for such series, and if the terms for such other additional series so permit, then the voting rights of the two or more series then entitled to vote shall be combined (with each series having a number of votes proportional to the aggregate liquidation preference of its outstanding shares). In such case, the holders of Series C Preferred Shares and of all such other series then entitled so to vote, voting together as one class, shall elect such directors. If the holders of any such other series of CRIIMI MAE preferred stock have elected such directors prior to the happening of the default or event permitting the holders of Series C Preferred Shares to elect directors, then a new election shall be held with all such other series of CRIIMI MAE preferred stock and the holders of Series C Preferred Shares voting together as a single class for such directors, resulting in the election of such new directors. If the holders of any such other series of preferred stock are entitled to elect in excess of two directors, the holders of Series C Preferred Shares shall not participate in the election of more than two such directors, and those directors whose terms first expire shall be deemed to be the directors elected by the holders of Series C Preferred Shares.


CONVERSION

  From the date of issuance until the second anniversary thereof, the holders of the Series C Preferred Shares may convert Series C Preferred Shares into Common Shares; provided, that the minimum conversion amount at any one time shall be 10,000 Series C Preferred Shares, and provided further that the holders thereof shall not be permitted to convert more than 50,000 Series C Preferred Shares in the aggregate during any 30 consecutive calendar day period. Determination of which holders of Series C Preferred Shares shall be entitled to convert during any 30 consecutive calendar day period shall be based upon the holders which first deliver to CRIIMI MAE the conversion notice and certificates of Series C Preferred Shares, with any allocation between holders delivering the required conversion notice and certificates of Series C Preferred Shares on the same day to be made pro rata based upon the number of Series C Preferred Shares submitted for conversion. In the event a holder of Series C Preferred Shares cannot effect a requested conversion of such holder's Series C Preferred Shares at the time requested, CRIIMI MAE shall, without further action on the part of such holder, convert such Series C Preferred Shares into Common Shares on the earliest date that such conversion is possible under the terms of the Articles Supplementary.

  On the second anniversary of the date of issuance of the Series C Preferred Shares, the Series C Preferred Shares shall be automatically converted into Common Shares.

  The number of Common Shares deliverable upon conversion of a Series C Preferred Share shall be equal to a fraction (i) the numerator of which is $100.00 and (ii) the denominator of which is a Closing Trade Price (as defined below) for a trading day within the Conversion Pricing Period (as defined below) mutually acceptable to CRIIMI MAE and the holder of such Series C Preferred Share or, if no Closing Trade Price is mutually acceptable to CRIIMI MAE and such holder, then the denominator shall be the Average Closing Trade Price (as defined below) for the applicable period of twenty-one (or such fewer number as shall be mutually agreed upon in writing by CRIIMI MAE and such holder of the Series C Preferred Shares being converted) consecutive trading days immediately preceding the date of delivery of a notice requesting conversion or the second anniversary of the date of issuance of the Series C Preferred Shares, as the case may be (each, a "Conversion

Pricing Period"). For purposes of determining the conversion rate, "Average Closing Trade Price" means the average of the closing trade prices for the Common Shares as reported on the NYSE (or such other exchange on which the Common Shares are then listed) for each day during the Conversion Pricing Period in which such closing trade price exceeds 75% of the closing trade price for the Common Shares on the last day of the applicable Conversion Pricing Period (unless CRIIMI MAE and the holder of Series C Preferred Shares being converted agree in writing otherwise). As used in this paragraph, the term "Closing Trade Price" means the last trade price for the Common Shares as reported on the NYSE (or such other exchange on which the Common Shares are then listed) for that trading day.

  Upon conversion of any Series C Preferred Shares, all accrued and unpaid dividends up to (and including) the date of optional or mandatory conversion, whether or not declared, on each such shares become immediately due and payable in cash on the date of the issuance and delivery by CRIIMI MAE of the certificate representing the Common Shares to which such holder of Series C Preferred Shares being converted is entitled.

  In connection with the conversion of any Series C Preferred Shares, no fractions of Common Shares shall be issued, but in lieu thereof CRIIMI MAE shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Average Closing Trade Price for the applicable Conversion Pricing Period.

  In the event of (a) any capital reorganization or reclassification of outstanding Common Shares, (b) any consolidation or merger of CRIIMI MAE with or into another person, or (c) any sale or conveyance to another person of the property of CRIIMI MAE as an entirety or substantially as an entirety, the holders of Series C Preferred Shares shall be entitled to receive the same consideration or other distributions received by the holders of Common Shares, on an as converted basis or, in certain cases, either (i) common stock in the surviving entity or (ii) $106.00 in cash.

RESTRICTIONS OR OWNERSHIP AND TRANSFER

  As discussed in the Registration Statement under "Common Shares Restrictions on Ownership and Transfer," for CRIIMI MAE to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist CRIIMI MAE in meeting this requirement, CRIIMI MAE may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of CRIIMI MAE's outstanding capital stock, including any Series C Preferred Shares.

                             PLAN OF DISTRIBUTION

  All of the Series C Preferred Shares offered hereby are being purchased by an institutional investor (the "Institutional Investor") pursuant to CRIIMI MAE's exercise of a put option that it acquired from the Institutional Investor on March 19, 1997. In connection with this offering, CRIIMI MAE shall pay $486,000 (equal to approximately $3.00 for each Series C Preferred Share sold and $36,000 for acceleration of the put option) to exercise such put option. Other than the foregoing payments, the Institutional Investor has not received from CRIIMI MAE any fees, discounts, commissions or other compensation in connection with the purchase of the Series C Preferred Shares. The Institutional Investor is not purchasing the Series C Preferred Shares from CRIIMI MAE with a view to the immediate distribution thereof.

  CRIIMI MAE will pay all commissions, transfer taxes and other expenses associated with the sale of the Series C Preferred Shares offered hereby, including the expenses of the preparation of this Prospectus Supplement. CRIIMI MAE has not made any underwriting arrangements with respect to the sale of the Series C Preferred Shares offered hereby.

                                 LEGAL MATTERS

  The validity of the issuance of the Series C Preferred Shares pursuant to this Prospectus Supplement and certain legal matters set forth in "Certain United States Federal Income Tax Considerations" will be passed upon for CRIIMI MAE by Swidler & Berlin, Chartered, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of CRIIMI MAE as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994 incorporated by reference in this Prospectus Supplement and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                                CRIIMI MAE INC.

                                 $264,915,000

         DEBT SECURITIES, PREFERRED SHARES, COMMON SHARES AND WARRANTS

  CRIIMI MAE Inc. ("CRIIMI MAE") may from time to time offer in one or more series its debt securities (the "Debt Securities"), shares of its preferred stock, par value $.01 per share (the "Preferred Shares"), shares of its common stock, par value $.01 per share (the "Common Shares"), and warrants to purchase Preferred Shares or Common Shares (the "Warrants"), with an aggregate public offering price of up to $264,915,000 (or its foreign currency equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, Common Shares and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, ranking, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of CRIIMI MAE or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and any initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Common Shares, any public offering price; and (iv) in the case of Warrants, the number and terms thereof, the designation and number or amount of Preferred Shares or Common Shares issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of CRIIMI MAE as a real estate investment trust ("REIT") for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by CRIIMI MAE, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

  CRIIMI MAE's Common Shares, and shares of its Series B Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Shares"), are traded on the New York Stock Exchange (the "NYSE") under the symbol "CMM" and "CMM-PrB," respectively.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
            CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ----------------

               THE DATE OF THIS PROSPECTUS IS JANUARY 20, 1998.

                             AVAILABLE INFORMATION

  CRIIMI MAE and certain of its subsidiaries are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or "Commission"). Reports, proxy statements and other information filed by CRIIMI MAE can be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy material and other information concerning CRIIMI MAE may be inspected at the NYSE, 20 Broad Street, New York, New York 10005 or reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's Web site (http://www.sec.gov).

  This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by CRIIMI MAE with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement for further information with respect to CRIIMI MAE and the Securities. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by CRIIMI MAE with the SEC (File No. 1-10360) are incorporated herein by reference (collectively, the "Incorporated Information"):

    1. Annual Report on Form 10-K for the year ended December 31, 1996.

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

    3. Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

    4. Definitive Proxy Statements dated March 26, 1997, April 28, 1995 and April 6, 1993.

    5. Form 8-K, as filed with the SEC on October 3, 1997.

    6. Form 8-K, as filed with the SEC on September 23, 1997.

    7. Form 8-K, as filed with the SEC on June 30, 1995.

    8. Form 8-A, as filed with the SEC on October 16, 1989.

    9. Form 8-B, as filed with the SEC on October 27, 1993.

  The Prospectus should be read in conjunction with the Incorporated Information and any applicable Prospectus Supplement, which are incorporated by reference into the Prospectus. All documents filed by CRIIMI

MAE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  CRIIMI MAE will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference. Requests for such copies should be directed to CRIIMI MAE's principal executive offices: CRIIMI MAE Inc., Investor Services, 11200 Rockville Pike, Rockville, Maryland 20852, or telephone (301) 816-2300 or toll-free (800) 266-0535.

                                  CRIIMI MAE

  CRIIMI MAE is a full service commercial mortgage company structured as a self-administered real estate investment trust ("REIT"). CRIIMI MAE's portfolio of assets consists primarily of non-investment grade subordinated securities backed by first mortgage loans on multifamily and other commercial real estate ("Subordinated CMBS") and interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States. CRIIMI MAE believes that its concentration on acquiring Subordinated CMBS and originating commercial mortgage loans for its own securitization program, together with its expertise as an underwriter and servicer, enable CRIIMI MAE to take advantage of the rapid growth in the securitization of debt backed by income-producing commercial real estate. CRIIMI MAE is one of the largest publicly traded REITs focused primarily on the acquisition of Subordinated CMBS. In addition, CRIIMI MAE provides certain servicing functions, including acting as the special servicer for the commercial mortgage loans underlying its Subordinated CMBS portfolio, with respect to commercial mortgage assets.

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, CRIIMI MAE intends to use the majority of the net proceeds from the sale of Securities (i) to acquire additional mortgage assets, primarily Subordinated CMBSs, (ii) to sponsor and/or participate in collateralized mortgage obligation programs, and (iii) for other general corporate purposes, including working capital. Pending their use for the foregoing purposes, the net proceeds may be invested in short term, interest-bearing accounts and/or used to pay down debt on a temporary basis.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

  The following table sets forth CRIIMI MAE's consolidated ratios of (i) earnings to fixed charges and (ii) earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                                   NINE MONTHS
                                                                      ENDED
                                         YEARS ENDED DECEMBER 31, SEPTEMBER 30,
                                         ------------------------ -------------
                                         1992 1993 1994 1995 1996  1996   1997
                                         ---- ---- ---- ---- ---- ------ ------
   Ratio of earnings to fixed charges..  1.69 1.48 1.66 1.35 1.56   1.52   1.75
   Ratio of earnings to combined fixed
    charges and preferred stock
    dividends*.........................  1.69 1.48 1.66 1.35 1.47   1.47   1.61

--------
* Prior to the offering of Series A Cumulative Convertible Preferred Stock on July 1, 1996, CRIIMI MAE did not have any issued or outstanding Preferred Shares.

  For purposes of computing these ratios, earnings consist of CRIIMI MAE's consolidated net income, plus fixed charges, extraordinary items, loss from investment in limited partnerships and dividends on Preferred Shares. Fixed charges and Preferred Share dividends consist of gross interest cost, including amortization of debt cost, discount or premium and adjustment to hedges for valuation and sales, and dividends on Preferred Shares.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Debt Securities are to be issued under one or more trust indentures (each, an "Indenture") between CRIIMI MAE and one or more trustees (each, a "Trustee"). The form of the Subordinated Indenture (as defined below) and the form of the Senior Indenture (as defined below) have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures, as modified or superseded by any applicable Prospectus Supplement, are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. If Debt Securities are to be issued, a description of their terms (as well as the form of Debt Securities) will be filed by CRIIMI MAE as an exhibit to a current report on Form 8-K and incorporated herein by reference.

  When issued, the Debt Securities will be direct obligations of CRIIMI MAE and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The indebtedness represented by Subordinated Debt Securities, as set forth below under "--Subordination," will be subordinate in right of payment to Senior Debt Securities and other senior indebtedness of CRIIMI MAE. In addition to the terms of the Indenture and any specific, express terms of the Debt Securities described below, the issuance of the Debt Securities will be limited by, and subject to certain terms of, CRIIMI MAE's existing financing facilities. Senior Debt Securities and Subordinated Debt Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

TERMS

  The applicable Indenture may provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of CRIIMI MAE (the "Board") or as established in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

  The applicable Indenture may also provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the applicable Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated therein, any action described therein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Shares and/or Preferred Shares, or the method by which any such portion shall be determined;

    (4) if convertible, in connection with the preservation of CRIIMI MAE's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares and/or Preferred Shares into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon CRIIMI MAE in respect of such Debt Securities and the applicable Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of CRIIMI MAE, if CRIIMI MAE is to have such an option;

    (10) the obligation, if any, of CRIIMI MAE to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

    (14) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the events of default or covenants set forth in the applicable Indenture;

    (15) any provision for collateral security for repayment of such Debt Securities;

    (16) whether such Debt Securities will be issued in certificated or book-entry form;

    (17) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

    (19) the terms, if any, upon which such Debt Securities may be convertible into Common Shares and/or Preferred Shares and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

    (20) whether and under what circumstances CRIIMI MAE will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether CRIIMI MAE will have the option to redeem such Debt Securities in lieu of making such payment; and

    (21) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") or that the principal amount thereof payable at their stated maturity may be more or less than the principal amount thereof at original issuance ("Indexed Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities or Indexed Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of CRIIMI MAE to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving CRIIMI MAE or in the event of a change of control. Restrictions on ownership and transfers of CRIIMI MAE's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants of CRIIMI MAE that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee; provided that, at the option of CRIIMI MAE, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the register to be maintained by the Trustee or by wire transfer of funds to such person at an account maintained within the United States.

  Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder thereof on the applicable record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to each holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee. Every Debt Security tendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but CRIIMI MAE may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by CRIIMI MAE with respect to any series of Debt Securities, CRIIMI MAE may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that CRIIMI MAE will be required to maintain a transfer agent in each place of payment for such series of Debt Securities. CRIIMI MAE may at any time designate additional transfer agents with respect to any series of Debt Securities.

  To protect CRIIMI MAE's status as a REIT, CRIIMI MAE may refuse to effect a transfer of Debt Securities if, as a result of such transfer, any person would beneficially own, either directly or indirectly, more than 9.8% of CRIIMI MAE's outstanding capital stock. Neither CRIIMI MAE nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) for Debt Securities repayable at the option of the holder, issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

  Each Indenture will provide that CRIIMI MAE may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or other entity provided that (a) either CRIIMI MAE shall be the continuing corporation, or the successor corporation (if other than CRIIMI MAE) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets and shall be an entity organized and existing under the laws of the United States or a state thereof and the successor entity shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of CRIIMI MAE or any subsidiary as a result thereof as having been incurred by CRIIMI MAE or such subsidiary at the time of such transaction, no event of default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

  Existence. Except as permitted under "--Merger, Consolidation or Sale," CRIIMI MAE will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that CRIIMI MAE shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

  Maintenance of Properties. CRIIMI MAE will cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of CRIIMI MAE may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that CRIIMI MAE and its subsidiaries shall not be prevented from discontinuing the operation and maintenance of any such properties if such discontinuance is in the judgment of CRIIMI MAE desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Debt Securities.

  Payment of Taxes and Other Claims. CRIIMI MAE will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of CRIIMI MAE or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of CRIIMI MAE or any subsidiary; provided, however, that CRIIMI MAE shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

  Additional Covenants. Any additional covenants of CRIIMI MAE with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER
  Each Indenture will describe specific "Events of Default" with respect to any series of Debt Securities issued thereunder. Such "Events of Default" are likely to include (with grace and cure periods): (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due and payable, at maturity, upon redemption or otherwise which continues for five business days; (c) default in making any sinking fund payment as required for any Debt Security of such series which continues for five business days; (d) default in the performance or breach of any other covenant or warranty of CRIIMI MAE contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default not being contested in good faith by CRIIMI MAE under any bond, debenture, note or other evidence of indebtedness for money borrowed by CRIIMI MAE (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $10,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by CRIIMI MAE (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $10,000,000 by CRIIMI MAE, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of CRIIMI MAE or any Significant Subsidiary or either of its properties; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of CRIIMI MAE.

  If an Event of Default under an Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to CRIIMI MAE (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) CRIIMI MAE shall have paid or deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

  The applicable Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if designated officers of such Trustee consider such withholding to be in the interest of such holders.

  The right of any holder to institute a proceeding with respect to an Indenture will be subject to certain conditions precedent including notice and indemnity to the applicable Trustee, but the holder has an absolute right to receipt of principal of (and premium, if any) and interest on such holder's Debt Security on or after the respective due dates expressed in the Debt Security, and to institute suit for the enforcement of any such payments.

  Subject to provisions in the Indenture relating to its duties in case of default, no Trustee will be under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the applicable Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, each Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

  Within 120 days after the close of each fiscal year, CRIIMI MAE will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

  Modifications and amendments of an Indenture may be made only with the consent of the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities issued under the Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

  The holders of not less than a majority in principal amount of outstanding Debt Securities issued under an Indenture have the right to waive compliance by CRIIMI MAE with certain covenants in such Indenture.

  Modifications and amendments of an Indenture may be made by CRIIMI MAE and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to CRIIMI MAE as obligor under such Indenture; (ii) to add to the covenants of CRIIMI MAE for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon CRIIMI MAE in such Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares and/or Preferred Shares; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

  Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (iv) Debt Securities owned by CRIIMI MAE or any other obligor upon the Debt Securities or any affiliate of CRIIMI MAE or of such other obligor shall be disregarded.

  Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the applicable Trustee, and also, upon request, by CRIIMI MAE or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

SUBORDINATION

  Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Debt Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt Securities and other senior indebtedness. No payment of principal or interest will be permitted to be made on Subordinated Debt Securities at any time if a default in Senior Debt Securities exists that permits the holders of such Senior Debt Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Debt Securities are paid in full and until the Subordinated Debt Securities are paid in full, holders of Subordinated Debt Securities will be subrogated to the right of holders of Senior Debt Securities to the extent that distributions otherwise payable to holders of Subordinated Debt Securities have been applied to the payment of Senior Debt Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of Subordinated Debt Securities. If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt Securities outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Under the Indentures, CRIIMI MAE may be permitted to discharge certain obligations to holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  Each Indenture will provide that, under certain circumstances, CRIIMI MAE may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under the applicable Indenture or, under certain circumstances, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by CRIIMI MAE with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust may be established only if, among other things, CRIIMI MAE has delivered to the applicable Trustee an opinion of counsel (as specified in each Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture.

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

  Unless otherwise provided in the applicable Prospectus Supplement, if after CRIIMI MAE has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the European Currency Unit ("ECU") both within the European Monetary System established by the Resolution of December 5, 1978 of the council of the European Economic Community, European Coal and Steel Community and the European Atomic Energy Community (collectively, the "European Communities") and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications of the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares and/or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or CRIIMI MAE, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

  To protect CRIIMI MAE's status as a REIT, CRIIMI MAE may refuse to effect a conversion of the Debt Securities if, as a result of such conversion, any person would beneficially own, either directly or indirectly, more than 9.8% of CRIIMI MAE's outstanding capital stock. See "Description of Capital Stock-- Common Shares--Restrictions on Ownership and Transfer."

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of CRIIMI MAE comprises 60 million Common Shares and 25 million Preferred Shares.

PREFERRED SHARES

  General. The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of CRIIMI MAE's Articles of Incorporation, as amended (the "Articles of Incorporation") and Bylaws and applicable articles supplementary relating to any offering of Preferred Shares ("Articles Supplementary"). If Preferred Shares are to be issued, a description of the terms of such Preferred Shares (as well as the form of Preferred Share certificate) will be filed by CRIIMI MAE as an exhibit to a current report on Form 8-K and incorporated by reference.

  Terms. Subject to the limitations prescribed by the Articles of Incorporation, the Board is authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board. The Preferred Shares will, when issued, be fully paid and nonassessable by CRIIMI MAE and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CRIIMI MAE;

    (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CRIIMI MAE; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of CRIIMI MAE as a REIT.

  Rank. Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of CRIIMI MAE, rank (i) senior to all classes or series of Common Shares and to all equity securities ranking junior to such Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; (ii) on a parity with all equity securities issued by CRIIMI MAE the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; and (iii) junior to all equity securities issued by CRIIMI MAE the terms of which specifically provide that such equity securities rank senior to the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE. The term "equity securities" does not include convertible debt securities.

  Dividends. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board, out of assets of CRIIMI MAE legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of CRIIMI MAE on such record dates as shall be fixed by the Board.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and CRIIMI MAE will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, full dividends will not be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, on a parity with the Preferred Shares of such series, and no dividends will be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per Preferred Share of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of CRIIMI MAE ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of CRIIMI MAE ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by CRIIMI MAE (except by conversion into or exchange for other capital shares of CRIIMI MAE ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of CRIIMI MAE, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by CRIIMI MAE in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of CRIIMI MAE, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of CRIIMI MAE pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed (unless all outstanding Preferred Shares of such series are simultaneously redeemed) or directly or indirectly purchased or acquired (except by conversion into or exchange for capital shares of CRIIMI MAE ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of CRIIMI MAE or pursuant to a purchase or exchange offer made on comparable terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Board.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of CRIIMI MAE. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by CRIIMI MAE in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, such Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so deposited which remain unclaimed by the holders of the Preferred Shares at the end of two years after the redemption date will be returned by such bank or trust company to CRIIMI MAE.

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CRIIMI MAE, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital shares of CRIIMI MAE ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of CRIIMI MAE, the holders of each series of Preferred Shares shall be entitled to receive out of assets of CRIIMI MAE legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of CRIIMI MAE. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of CRIIMI MAE are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of CRIIMI MAE ranking on a parity with the Preferred Shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of CRIIMI MAE shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of CRIIMI MAE with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of CRIIMI MAE, shall not be deemed to constitute a liquidation, dissolution or winding up of CRIIMI MAE.

  Voting Rights. Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, CRIIMI MAE will not, without the affirmative vote or consent of the holders of at least a majority of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of CRIIMI MAE into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of CRIIMI MAE's Articles of Incorporation or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (each, an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, CRIIMI MAE may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares, and provided further that (x) any increase in the amount of the authorized Common Shares or Preferred Shares or the authorization, creation or issuance of any other series of Preferred Shares or any other class or series of capital shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares or any other class or series of capital shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

  Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or CRIIMI MAE, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

  Restrictions on Ownership and Transfer. As discussed below under "--Common Shares--Restrictions on Ownership and Transfer," for CRIIMI MAE to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist CRIIMI MAE in meeting this requirement, CRIIMI MAE may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of CRIIMI MAE's outstanding capital stock, including any Preferred Shares of CRIIMI MAE. Therefore, the Articles Supplementary for each series of Preferred Shares may contain certain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

COMMON SHARES

  The following description of the Common Shares is summarized from relevant portions of CRIIMI MAE's Articles of Incorporation and Bylaws, as amended. A more complete description of the Common Shares may be obtained by reference to such documents and to the documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

  General. Stockholders are entitled to one vote for each Common Share held on all matters presented for a vote to stockholders. The Board serves in staggered three-year terms. Directors may be removed only for cause, upon the affirmative vote of holders of a majority of the Common Shares voting together as a single class. Except as otherwise provided in the Articles of Incorporation, in meetings where a quorum is present, a majority of the votes cast by stockholders is required to adopt a provision. Stockholders are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of the holders of any Preferred Shares. The Common Shares, when issued, will be fully paid and nonassessable and will not be subject to redemption, except as provided in the Articles of Incorporation, nor will they have any preference, conversion, exchange, preemptive or cumulative voting rights.

  The transfer agent and register for the Common Shares is Registrar and Transfer Company.

  Restrictions on Ownership and Transfer. The Code provides that a corporation may not qualify as a REIT if more than 50% in value of the shares of the corporation are owned, directly or indirectly, by five or fewer individuals, which for this purpose includes pension funds and certain other tax-exempt entities. Provisions of the Articles of Incorporation, intended to prevent concentrated ownership of the capital stock of CRIIMI MAE that might jeopardize its qualification as a REIT, authorize the Board to refuse to effect a transfer of shares of capital stock of CRIIMI MAE to any person who as a result would own in excess of 9.8% of the outstanding shares of capital stock of CRIIMI MAE ("Excess Shares") and to redeem such Excess Shares.

                            DESCRIPTION OF WARRANTS

  CRIIMI MAE may issue Warrants for the purchase of Preferred Shares or Common Shares. Warrants may be issued independently or together with any Debt Securities, Preferred Shares or Common Shares, offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities, Preferred Shares or Common Shares. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between CRIIMI MAE and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of CRIIMI MAE in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. If Warrants are to be issued, a copy of the form of Warrant Agreement will be filed by CRIIMI MAE as an exhibit to a current report on Form 8-K and incorporated herein by reference. The following summary of certain provisions of the form of Warrant Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the applicable Warrant Agreement.

  General. If Warrants are offered, the related Prospectus Supplement will describe the Warrant Agreement and the terms of the Warrants, including the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued;
(iv) the currencies in which the price or prices of such Warrants may be payable; (v) the designation, amount and terms of the Preferred Shares and/or Common Shares purchasable upon exercise of such Warrants; (vi) the designation and terms of the Debt Securities, Preferred Shares and/or Common Shares, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vii) if applicable, the date on and after which such Warrants and the Preferred Shares and/or Common Shares purchasable upon exercise of such Warrants will be separately transferable; (viii) the price or prices at which and the currency or currencies in which the Preferred Shares and/or Common Shares purchasable upon exercise of such Warrants may be purchased; (ix) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (x) the minimum and maximum amount of such Warrants which may be exercised at any one time; (xi) information with respect to book-entry procedures, if any; (xii) a discussion of certain United States federal income tax considerations; and (xiii) any other material terms of such Warrants, including terms, procedures and limitations relating to exchange or exercise of such Warrants.

  Exercise. Prior to the exercise of any Warrants to purchase Preferred Shares and/or Common Shares, holders of such Warrants will not have any of the rights of holders of Preferred Shares or Common Shares, as the case may be, purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Shares or Common Shares purchasable upon such exercise, or to exercise any applicable right to vote.

  Each Warrant will entitle the holder to purchase Preferred Shares and/or Common Shares at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 P.M. New York time on the expiration date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the expiration date (or such later date to which such expiration date may be extended by CRIIMI MAE), unexercised Warrants will become void.

  Restrictions on Ownership and Transfer. As discussed above under "--Common Shares--Restrictions on Ownership and Transfer," for CRIIMI MAE to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist CRIIMI MAE in meeting this requirement, CRIIMI MAE may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of CRIIMI MAE's outstanding capital stock. An individual or entity that owns Warrants to acquire Common Shares and/or Preferred Shares will be deemed to own such Common Shares or Preferred Shares for purposes of meeting the ownership requirement. Therefore, the terms of any Warrant Agreement entered into in connection with the issuance of Warrants may contain certain provisions restricting the ownership and transfer of the Warrants. The applicable Prospectus Supplement will specify any additional ownership limitation relating to the Warrants.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States federal income tax considerations to CRIIMI MAE is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder, as well as such holder's particular situation, and this discussion does not attempt to address any aspects of United States federal income taxation relating to holders of Securities. Certain United States federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position, and does not consider U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  CRIIMI MAE has qualified, and intends to continue to qualify, as a REIT under the Code. Qualification for treatment as a REIT requires CRIIMI MAE to meet certain criteria including certain requirements regarding the nature of its ownership, assets, income and distributions of taxable income. A REIT generally is not subject to federal income tax on that portion of its ordinary income or capital gains that is distributed currently to stockholders. CRIIMI MAE has distributed and intends to continue to distribute substantially all of its taxable income to stockholders and to meet distribution requirements to continue to qualify as a REIT. CRIIMI MAE will generally be subject to federal income tax at normal corporate rates on its undistributed income and to a 4% excise tax under the Code on the amount, if any, by which 85% of its REIT taxable income (including accrued but unpaid interest income) and 95% of any net capital gain exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends). Accrued income for the last month of each quarter is generally received within 30 days after the end of the quarter. CRIIMI MAE is not aware of any present circumstances that would cause it to fail to qualify as a REIT, nor does it anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE as a REIT, CRIIMI MAE's earnings would become subject to federal income tax (including any applicable minimum tax) at corporate rates.

  To assist in maintaining CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's Articles of Incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exception of C.R.I., Inc. or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of CRIIMI MAE's capital stock.

                             PLAN OF DISTRIBUTION

  CRIIMI MAE may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The distribution of the Securities may be effected from time to time in one or more transactions, at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If underwriters are used in the sale of Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions. If the Securities are sold through one or more agents, as designated by CRIIMI MAE from time to time, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of Securities, underwriters may receive compensation from CRIIMI MAE or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters (which may be all or a portion of the discount to be received by such underwriter from CRIIMI MAE) and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from CRIIMI MAE, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from CRIIMI MAE will be described, in the Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the NYSE. Any Common Shares sold pursuant to a Prospectus Supplement are expected to be listed on such exchange, subject to official notice of issuance. CRIIMI MAE may elect to list any series of Debt Securities, Preferred Shares or Warrants on a securities exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for any Securities (other than Common Shares).

  Under agreements CRIIMI MAE may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by CRIIMI MAE against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, CRIIMI MAE in the ordinary course of business. In connection with any particular issue of Debt Securities, CRIIMI MAE may enter into hedging transactions with an underwriter, dealer or agent participating in such transaction or an affiliate thereof.

  If so indicated in the Prospectus Supplement, CRIIMI MAE will authorize underwriters or other persons acting as CRIIMI MAE's agents to solicit offers by certain institutions to purchase Securities from CRIIMI MAE pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by CRIIMI MAE. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

  Certain matters relating to the validity of the Securities will be passed upon for CRIIMI MAE by Swidler & Berlin, Chartered, Washington, D.C.

                                    EXPERTS

  The financial statements included in CRIIMI MAE's Annual Report on Form 10-K incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED IN CONNECTION WITH
ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PRO-SPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PRO-SPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AND OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HERE-UNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION CONTAINED HEREIN OR THEREIN OR IN THE AFFAIRS OF CRIIMI MAE SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                            PROSPECTUS SUPPLEMENT                         PAGE
                                                                          ----
Summary..................................................................  S-2
Recent Developments......................................................  S-3
Selected Consolidated Financial Data.....................................  S-5
Risk Factors.............................................................  S-7
CRIIMI MAE............................................................... S-13
The Portfolio............................................................ S-19
Use of Proceeds.......................................................... S-22
Price Range of Common Shares and Dividends .............................. S-22
Management .............................................................. S-23
Description of Series C Preferred Shares                                  S-25
Plan of Distribution..................................................... S-31
Legal Matters............................................................ S-31
Experts.................................................................. S-31
                                  PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
CRIIMI MAE...............................................................    4
Use of Proceeds..........................................................    4
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed
 Charges ................................................................    4
Description of Debt Securities...........................................    4
Description of Capital Stock.............................................   14
Certain United States Federal Income Tax Considerations..................   19
Plan of Distribution.....................................................   20
Legal Matters............................................................   21
Experts..................................................................   21

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                                150,000 Shares

                      [LOGO OF CRIIMI MAE APPEARS HERE]

                           Series C Preferred Stock



                           -------------------------
                             PROSPECTUS SUPPLEMENT
                           -------------------------




                               February 20, 1998

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